






CBRL
GROUP, INC.
2004 Annual Report

old Lila Jimmie Judy Eric Charles Zeb Gerald Lindsea Evan Kathy Derrell Margareta Susan Juanita Nicki John David
Brian Jenny Andrea Adam Laura Mark Ben Cathy Bruce Charles Joyce Lindsay Michael Mervin Jessica Lisa Betsy David
y Jacqueline Tammy Natasha Jason Shanta Sara Jack Terry Danny Dawn Laurie Christy Liz Tanya Charity Gail Brenda
a Sherlanda Donna Gerry Daniel Loran Brandon Matthew William Stephen Noah James Michael Layne Casey James Ryan
k Diane Misty Gregory Ed Jeff Michael Joe Rosalind Andre Heidi Ashley Musfequs Danielle Robin Alejandro Michael
a Kim Kesha Guido Ed Dave Jerry Brandon Patricia Shawn Nicholas Crystal Christopher Aaron Emanuel Michelle Sara
Elizabeth Robert Rachel Angela Jeffrey Rex Susie Peter Ryan Gloria Linda Camille Tony Robert Audra Gregg Joel Robert
on Joseph Ashleigh Craig Kelly Lori Stewart Katrina Julie Linda Princess Donna Sharon Tiffany Charlotte Kris Virginia Ann
Jessica Daniel Brenda Leann Barbara Michael Ruth John Joseph Edward Erin Kari Carlene Sara Robert Philip Lonnie
Bonnie Ed Brian Janet James William Joseph Beka Susan Phyllis Jennifer Michelle Linda Marla Ruby Dan Rochelle

The names you see on the cover of this year's Annual Report for [illegible] Group, Inc. are just a few of our many employees — some who have been a part of our family for over 20 years, others who were specifically mentioned or thanked by a guest in 2004, and some who have simply done a wonderful job of making folks feel welcome during the past year.

One of the best parts of traveling is all the great stories you get to hear. Stories that make you laugh. Others that warm your heart. And some that make you remember folks really aren't all that different – we just happen to live in different places.

At CBRL Group, Inc., our own story is really a pretty simple one. In 1969, we built a place called Cracker Barrel Old Country Store® that had good food and good products at a fair price offered by friendly people – the kind who treated you the way we would want to be treated if we were away from home, traveling America's highways. Eventually, these became the values upon which we would build our entire company.

And build we have. Today CBRL Group, Inc. has over 69,000 valued employees around the country working hard every day at our two restaurant concepts.

They're at Cracker Barrel Old Country Store locations where we welcome guests to a comfortable, down-home restaurant combined with an authentic country store. And Logan's Roadhouse® restaurants, each a real American roadhouse, where the faces are smiling, the food keeps coming, and the peanut buckets are always full.

The interesting thing is, no matter which one of our more than 600 Cracker Barrel and Logan's locations you visit, you'll meet people who continue to exemplify the values and traditions contained in that very first story we set out to tell back in 1969.

And these long-standing traditions have helped us to do some great things. Like achieve solid growth in net income and diluted net income per share during fiscal 2004, a year of extraordinary product cost pressure for our industry. We generated strong cash flow and increased our dividend. We were also able to achieve positive comparable store sales across our business and achieve some important consumer satisfaction recognition.

So we hope you'll sit back, relax, and allow us to share some new versions of our old story with you, as demonstrated by just a few of our many dedicated employees. We think you'll see why we're looking forward to telling even more of them in the years ahead.



# Some New, Old Wheels

LEON McCLAIN

CRACKER BARREL OLD COUNTRY STORE NO. 441

WASHINGTON, PENNSYLVANIA

Every day, Leon McClain rides his bike *four miles to work. Or, maybe we should say, one of his bikes. You see, Leon's what you might call a bicycle aficionado, and he has over 20 of them.*

*So it's no surprise that, on the very first day that he came to work at Cracker Barrel, one of the numerous artifacts that decorate our country store caught his eye – an antique red-speckled Huffy® Custom Liner that was hanging from the rafters.*

*For the next two years, Leon rode his bicycle to work every day. And he was never late, and never missed a day, regardless of whether it was raining, snowing or broiling hot. Good thing, too, because Leon is one of those people who everyone knows and enjoys seeing each day – you know, the kind of person who has a way of making work seem a little bit less like "work."*

*On Leon's 56th birthday, he pedaled over to Cracker Barrel, just like always. And there he saw his favorite Huffy Custom Liner, just like always. But on this particular day, it was down from the rafters and newly polished... just for Leon. His fellow employees knew it was the best gift they could give, especially to someone who helped make being at Cracker Barrel such an enjoyable ride.*







Cracker Barrel Old Country Store®



Logan's Roadhouse® Company Operated

Logan's Roadhouse® Franchised

*As of July 30, 2004*

Unless specifically noted otherwise, references in this annual report to "CBRL" or "The Company" refer to CBRL Group, Inc. and its subsidiaries; to "Cracker Barrel" refer to Cracker Barrel Old Country Store, Inc. or its Cracker Barrel Old Country Store® restaurant and gift shop concept; and to "Logan's" or "Logan's Roadhouse," refer to Logan's Roadhouse, Inc. or its Logan's Roadhouse® restaurant concept.

## To Our Shareholders: (Please see discussion of forward-looking statements on page 34 of this report)

As we complete our 35th year of operation, we can look back and see years in which we found uncertain operating environments and difficult challenges. Fiscal 2004 was such a year. The year began with a big challenge: grow diluted net income per share (EPS) on top of the 27% increase achieved in fiscal 2003, which itself was on top of a prior year in which we also substantially exceeded our long-term growth objective of 15%. Plus, we set objectives to strengthen the Company and generate more cash from operations than we needed to fund our growth and dividends. While we began 2004 well ahead of our plan, we ran into some extraordinary external conditions that added unforeseen challenges for many restaurant operators, including us. Most notable were soaring commodity costs, which pressured operating margins, and the apparent impact of high gasoline prices that squeezed consumers' discretionary income and dampened guest traffic. As a result of this confluence of external events, the second half of the year had much lower financial performance than the very strong first half, but we still achieved a solid increase in EPS for the year, and we achieved a number of our other objectives. We believe that we made it through the unexpectedly tough conditions in fiscal 2004 reasonably well, and we expect in fiscal 2005 to get back on track for long-term 15% EPS growth.

We are pleased with our accomplishments, both financially and operationally, in fiscal 2004 in spite of all the unforeseen changes in conditions:

- EPS grew 7.7% from $2.09 in fiscal 2003 to $2.25 in fiscal 2004. And, the 2004 results included a fourth quarter charge of $0.06 per share for the settlement of long outstanding litigation. Apart from that charge, EPS grew 10.5%. The litigation settlement is discussed below.
- Operating income margin was down slightly to 7.8% of total revenue from 7.9% in fiscal 2003. Excluding the settlement charge, operating margin would have improved to 8.0%.
- Cracker Barrel Old Country Store ("Cracker Barrel") passed the $2 billion mark in revenues, and Logan's Roadhouse ("Logan's") passed the $300 million mark, resulting in 8.3% consolidated total revenue growth.
- Cracker Barrel recorded a 2.0% increase in comparable store restaurant sales for the year, its fifth consecutive full year of increases, and a 5.3% increase in comparable store retail sales. Overall retail sales as a percent of total Cracker Barrel sales improved from 23.1% in fiscal 2003 to 23.6% in fiscal 2004.
- Logan's comparable restaurant sales improved 4.8%.
- We opened 24 new Cracker Barrel stores, reaching the 500 mark with a May opening in Missouri, and ending the year with 504 stores in 41 states. We also opened 11 company-operated and 4 franchised Logan's restaurants, bringing our total in 17 states to 107 company-operated and 20 franchised locations.
- Net cash provided by operating activities of $200 million exceeded the $145 million used for purchase of property and equipment (capital expenditures), the fifth consecutive year in which cash generated by operations exceeded capital expenditures and the fourth consecutive year that the surplus was more than $50 million.
- We returned cash to our shareholders through $69 million in share repurchases and a new dividend policy that increased from the previous $0.02 per share annual dividend to $0.11 per share quarterly. Recently we increased the dividend again, to $0.12 per share.

So, in spite of extraordinary external challenges, we believe we fared reasonably well. And we expect fiscal 2005 to be another improved year with a goal of $2.6 billion in revenues and EPS percentage growth in the mid-teens on a comparable basis.

Before discussing some of our other accomplishments and our outlook, I think it's useful to describe some of those extraordinary external factors in more detail.

Generally, we believe that we historically have enjoyed a relatively advantageous position in our industry with respect to food commodity cost increases.

Cracker Barrel has a highly diversified product offering, with products among all major protein categories, and achieves further diversification by serving our breakfast menu all day long. Product diversification also is benefited by Logan's, with its significant product mix of fresh beef, and by the retail component of our business, which, while not substantially food-related, does mitigate food cost inflationary effects on overall cost of goods sold. Typically our experience, and our expectation, has been that when market pressures drive up one food category others will be more benign and mitigate the pressures. We have expected cost pressure in the beef market for some time, primarily because demand has been outpacing supply and the cattle herd has been diminishing, including a reduction in heifers, the breeding stock, as cattlemen seek to take advantage of strong prices. It's a cycle that, while not perfectly predictable, tends to repeat every several years to some degree. But this year was unusual for its many market dynamics. Issues such as mad cow disease that closed US borders to Canadian imports, and, after a single reported incident in Washington state, closed our borders to exports to the Far East, and the apparent increased demand from high-protein, low-carbohydrate diets greatly disrupted the supply and demand equation and helped send beef prices skyrocketing. After its favorable prior contract expired at the end of calendar 2003, Logan's, for example, saw beef prices increase 15% or more. And, further exacerbating a bad situation, pressures mounted across the commodity spectrum. This time, unlike more typical conditions, it seemed like everything was under extraordinary pressure. Pork products, especially bacon, sausage and ribs, were under pressure from the demand of diet trends and, for bacon, from the high usage in salads and sandwiches in the quick service sector of the restaurant industry. Poultry and eggs, variously, were pressured by such factors as animal rights concerns about breeding and laying conditions, and the effect of avian flu on world poultry markets. Dairy was affected by the herd size and by such factors as reduced use of hormone supplements by farmers to augment production. In short, pressures not just in one area, but across multiple commodity categories. And, pricing power, while present, was used judiciously by the restaurant industry reflecting a cautious approach to other economic conditions.

While the unsettling political rhetoric of an election year, and such sometimes ominous news events as the continued unrest in Iraq and the Abu Ghraib prison scandal, were often bad, and the specter of returning inflation was reported frequently by the media, the big news was the price of gasoline. And big news it was, making it nearly impossible to turn on the TV or radio news, or to pick up a newspaper or news magazine, without encountering predictions of dire consequences as gasoline approached and then passed the $2 a gallon mark for the first time ever for much of the country. Never mind that, adjusted for inflation, gasoline stayed well below the record levels of the early 80s. Never mind that today's vehicles are more fuel efficient than ever, in spite of the popularity of SUVs. Never mind that the economy was picking up and that Americans are more affluent than ever. The news was the price, and the news was everywhere. Now, no doubt a rapid rise in a basic expense did put pressure on disposable income, and certainly consumers, especially those on the margin, felt it and adapted by cutting purchases elsewhere. But the psychological effects, we believe, also played an important role that made an unfavorable situation worse. Historically, we have observed little if any correlation between our sales and gasoline prices. The notable exception was when Middle-East oil embargoes threatened not just the price, but more importantly the availability of gasoline, and people stayed home. But this appears to have been different, with many restaurant chains and some retailers reporting sudden softness as gasoline prices rose. And, concern over consumer sentiment seems to have caused most restaurant operators to be moderate in their menu price increases. Unlike grocery prices, which rise and fall with market conditions, restaurant prices tend to increase gradually over time more in line with general inflationary trends than specific market conditions.

So, fiscal 2004 was a year of unusual and even extraordinary events, but we generated some good financial results for the full year even though external pressures mounted through the year. As noted earlier, Cracker Barrel also recorded a charge in the fourth quarter to recognize a settlement of certain litigation that had been in process since as far back as 1999. We also settled a matter of alleged discrimination in public accommodation, which we deny, with the U.S. Department of Justice. We are pleased to have both of these matters resolved and look forward to a future without the distractions and expense of defense, and with the opportunity to make our business even more appealing to our guests.

And our guests do like us! With 1,100 to 1,200 guests per day on average in each of our stores, and retail sales of over $470 per square foot of retail shop space (by comparison, successful malls do $300 or more), Cracker Barrel continues to be one of the most unique, successful, and favored concepts in the restaurant industry. Just recently, Cracker Barrel was named "Best Family Dining Chain in America" for the 14th consecutive year by *Restaurants and Institutions* magazine's annual "Choice in Chains" consumer survey. And, also recently, J. D. Power and Associates, in its inaugural study of customer satisfaction in the restaurant industry, found Cracker Barrel highest among family dining chains in overall customer satisfaction in our core markets. Cracker Barrel continues to win these, and other,

**CBRL Group, Inc. Total Revenue**


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$ Millions
2000
2001
2002
2003
2004
2005 Projected
Cracker Barrel Restaurant
Cracker Barrel Retail
Logan's
Carmine's

honors because of a commitment to the Cracker Barrel mission statement of "Pleasing People". That means all people, guests and employees alike, and it means all the time, through relentless repetition of execution to high standards of quality and service, with reasonable and affordable prices.

In fiscal 2004, Cracker Barrel pursued its mission with a number of initiatives and achievements. A new, easier-to-read menu was introduced that featured several new products, including a different daily dinner feature for each day of the week to stimulate frequency, and low-carb selections on both the breakfast and lunch/dinner menus to begin to address rising consumer interest in nutritional awareness. A Spanish menu also was introduced with server training to make a more welcoming and hospitable experience for the growing number of Hispanic people we would like to become regular Cracker Barrel guests. Enhancements were begun to improve guest relations with additional training and monitoring of our operations, including an expanded guest feedback hotline department and preparation for an interactive voice response (IVR) system for soliciting guest feedback regularly in all our stores. Our goal is to make the Cracker Barrel dining experience more satisfying and interesting to build guest trial and frequency.

The retail experience is an integral part of the Cracker Barrel experience. Our retail customers are almost exclusively our dining customers. We aren't a destination retailer, but we have the advantage of drawing a lot of potential retail customers from our restaurant guest traffic. Retail initiatives have included a "Service Sells" training and operational focus, and continued evolution of our merchandise selection and merchandising strategies. We learned from studying our retail shopper behavior that the likelihood of a shopper becoming a buyer increases significantly from helpful interaction with a salesperson. Service Sells trains our retail staff how to make that contact, and improved merchandising turns more guests into shoppers. In 2004, we introduced the "American Music Legends" series of compact discs, featuring well known artists, to complement our "Heritage Music" collection, a proprietary series of compact discs of various genres of American folk and traditional music by artists specializing in these varied and uniquely American styles. We also introduced, late in the year, a ready-to-assemble (RTA) version of our popular rocking chairs. Long a Cracker Barrel icon, the rockers on the front porch not only have been a popular way for guests to relax while waiting for a table, but they are a favorite product in our retail shop, with over $15 million in sales in fiscal 2004. The RTA version, designed for shipping convenience for our website sales, has recently been introduced in the retail shops to make it more convenient to ship home or squeeze into the car, especially for the important traveling guest. Our goal is to increase the frequency of having our restaurant guests make a retail purchase and grow revenues.

For fiscal 2005, we expect retail will continue to build on the successes we saw last year in the areas of merchandising strategy, improved sell-through and freshening of both seasonal and non-seasonal products to realize the benefits from the rollout of Service Sells. Retail is a very critical factor in our success; it provides a major competitive advantage and a point of differentiation. And to reflect the importance of retail to us, we have added the position of general merchandising manager to lead the merchandising and planning teams. We are pleased to have added an experienced retail executive who will be a member of the executive team at Cracker Barrel, which will give retail an important voice in the overall leadership of the business.

**CBRL Group, Inc. Cracker Barrel Restaurant Comparable* Store Sales**


+0.6%
+4.6%
+5.3%
+0.5%
+2.0%
7%
6%
5%
4%
3%
2%
1%
0%
% Change vs. Prior Year
2000
2001
2002
2003
2004
Fiscal Year

*Comparable stores are those open for eighteen months or more, at the beginning of the year, and represent a changing group of stores each year.*

We have two operational initiatives that we will be testing in fiscal 2005 in Cracker Barrel. Both are intended to enhance the guest experience while improving sales and lowering costs. Both have the potential to have a major positive impact on the business. The first, which we began testing last year, is the retail floor plan initiative designed to improve traffic flow from the front door to the dining room and from the dining room to the cash register, and at the same time, improve the ease of shopping and the presentation of the merchandise. We are moving to a second round of testing right now, and we expect to have a rollout plan in place by the end of the fiscal year. The second initiative is the application of industry best practices to the kitchen and, potentially, to the front of the house. These are designed to decrease wait and service times in the dining room and at the same time, improve food quality, and, as a byproduct, lower our labor costs. We have been through the analysis and mock-up phase and we'll be field-testing this in fiscal 2005. The goal is to develop a new kitchen design and service processes for use in new stores and for cost-effective retro-fitting of our existing store base.

The development strategy at Cracker Barrel continues to focus on building out our Interstate Highway presence in core markets while building selectively on Interstates in developmental markets. Off-Interstate development will continue to be pursued on a very selective basis in the near term. We have identified the potential for Cracker Barrel to reach over 1,000 total stores, approximately double the current number. This potential is based on a new annual process that we have initiated, a detailed market-by-market evaluation which does not yet include the West Coast states of California, Oregon and Washington.

Logan's saw some significant accomplishments in fiscal 2004 also. At this time last year, Tom Vogel, Logan's new president, had just joined us. Tom's background in restaurant operations, concept and brand development and marketing were exactly what Logan's needed. During fiscal 2004, Tom focused on building his leadership team, bringing in key executives to round out the functions needed to position Logan's for growth.

A new prototype is well along in design to be used for future Logan's development. The new prototype is expected to incorporate design features to make the Logan's experience more fun and inviting, to strengthen a differentiated brand identity, and to be more efficient, both operationally, with a much improved kitchen layout, and from a real estate perspective, having a narrower frontage to fit more easily on typically available sites. The first opening of a new prototype should occur in late fiscal 2005 or early fiscal 2006, and, after adapting the learning from that initial opening, it should become the design for all openings regularly sometime thereafter. By the end of fiscal 2005 we expect Logan's to be at an annual unit expansion rate of 20%.

One of the additions to the Logan's team is its first full-time senior director of food and beverage. This increased focus on product offerings is beginning to have an impact with the introduction of a new menu and Happy Hour initiative in May, and establishment of an ongoing regimen of product development, testing, evaluation, and training for introduction. In preparation for an increasing focus on advertising, Logan's recently retained a new advertising agency. By the end of fiscal 2005, Logan's is expected to be media efficient (i.e., to have sufficient market penetration to advertise regularly and cost effectively) in about half its locations.

As time goes on, we must be prepared for change on many fronts. During fiscal 2005 we will be in leadership transition at CBRL Group and at Cracker Barrel. Our founder, and long-time chairman of the Board, Dan Evins has decided not to run for re-election this year, one year before the Board's mandatory age-70 retirement policy. Over the past three years, Danny has gradually stepped away from the day-to-day activities of the business, so this was not totally unexpected. Recognizing Danny's unique role, the Board of Directors has named him chairman emeritus, and as such Danny will continue as an advisor to the Board from time to time providing his unique insight into the Cracker Barrel culture. We all owe Danny many thanks for the intuition he demonstrated back in 1969 when he realized that people would return to Cracker Barrel if they were welcomed with courtesy and respect and could get good food and quality retail products. Danny's approach to business led to the company's mission statement of "pleasing people," and he frequently says that this mission statement applies to all people – guests, employees, suppliers, and shareholders. I am honored and excited to have been selected to step into this role as your new chairman, effective at the November 2004 annual shareholders meeting, and I can tell you that this does not signal any change in direction. We are on a clear strategic path and the "pleasing people" values that Danny established will stand us in good stead as we look to continued success in the future. Another leadership transition happening in fiscal 2005 involves the president of Cracker Barrel. Don Turner, who returned from a previous retirement in late 1999 to play a pivotal role in turning around a then-struggling Cracker Barrel, has announced his intention to retire again at the end of calendar 2004. Fortunately, a priority for us has been to develop the management teams in our operating companies to keep the strategies and momentum going when inevitable

**CBRL Group, Inc. Selected Cash Flow Components**


$250
$200
$150
$100
$50
$0
$ Millions
2000
2001
2002
2003
2004
Fiscal Year
Cash Provided by Operating Activities
Cash Used for Purchase of Property & Equipment

transitions occur. A few years ago we established an Executive Team (the ET) at Cracker Barrel to guide the business both strategically and operationally. Don, of course, has been a member of that team, as have I, and I will continue as the CEO of both Cracker Barrel and CBRL Group. The ET also has several other key leaders, representing a cross-section of functions and experience. The succession plan for replacing Don involved both the ET and consideration of possible outside sources of talent. We are extremely pleased to have announced the successful completion of this process by naming a member of the ET and 26-year Cracker Barrel veteran, Cy Taylor, to become Don's successor. Cy started at Cracker Barrel as an associate manager and has worked his way up through a variety of increasing responsibilities and exposure to new experiences. He is highly respected throughout the Cracker Barrel organization for his integrity and values, and for his ability to translate the corporate culture and philosophy into business results. We all thank Don Turner for his critical contribution to Cracker Barrel, not just over these last five very successful years, but over a long and fruitful career. And we welcome Cy to his new role and are confident of the many years of continued successful leadership that he will bring. Finally, we will remember fiscal 2004 as the year in which our long-time Board member, Dr. Gordon Miller, passed away. Gordon was one of the earliest investors in Cracker Barrel, joining the Board in 1974, and we miss him and wish his family and many friends our continued condolences.


CBRL Group, Inc. Diluted Net Income Per Share ("EPS")
$2.50
$2.00
$1.50
$1.00
$0.50
$0
$ EPS
2000
2001
2002
2003
2004
Fiscal Year
EPS
EPS Excluding Charges*

*Excludes effects of charges in 2000, 2001 and 2004 (see notes to Selected Financial Data table)

CBRL Group, Inc., and our two key operating subsidiaries, Cracker Barrel and Logan's, are successful for many reasons, but none more important than our people. In this Annual Report, we've tried to tell a few stories that you might not otherwise hear about how our people strive daily to make things better for our guests, for their fellow employees, and for their communities. We are approaching 70,000 employees, almost 3,800 more than a year ago, who are working hard every day to deliver the experiences that make us successful. On our cover you will see a selection of names of some of our most important people at Cracker Barrel and Logan's. These are real people who have been employed with us for twenty years or more, or who have been singled out by our guests for special service or a great experience. Whether they are "Pleasing People" at Cracker Barrel or making "Life-Long Friends" at Logan's, we are grateful for the day-in and day-out contributions of these and so many other of our dedicated employees.

As we reach our 35th anniversary at Cracker Barrel, we believe that we are well positioned to continue to grow the company profitably. We believe that we have two quality concepts led by two strong leadership teams. In both cases the leadership teams combine in-depth experience of the business and talents and experience of newcomers from the outside. We have a commitment to strong and clear brand positioning, backed up with a consistently high standards of execution. This is the foundation on which our long-term success will be built.

We look forward to more successes in 2005 and beyond, and we thank you for your continued interest and participation as an owner of CBRL Group, Inc.

Sincerely,



Michael A. Woodhouse
*President and Chief Executive Officer*



Cracker Barrel's Momma's Pancake Breakfast



If you had walked into the Cracker Barrel Old Country Store restaurant back when we first opened in 1969, you would have found something that was pretty unique for the American road.

Back then, the new Interstate Highway System was finally stretching its way from coast to coast and border to border and there were very few, if any, places where travelers could stop for a reliable and comfortable break along the way. It was a time when many people saw the new interstates as the end of the line for small towns and things like country stores. But, to us, country stores were just what travelers needed – a home away from home where you could find a friendly face serving familiar food and hearty breakfasts all day long, and maybe even pick up some authentic country wares that reminded you of a time gone by.

Thirty-five years and more than 500 locations later, it seems that our hunch was right. We like to think that's because ever since we opened that very first Cracker Barrel store alongside a stretch of Highway 109 in Lebanon, Tennessee, we've been taking great traditions and trying our best to make them current and keep them relevant for our guests, year after year.



# 800 Meals,
# To Go.

BECKY GORMANY

CRACKER BARREL OLD COUNTRY STORE NO. 416

KINGMAN, ARIZONA

One day, around noon, the phone rang *in our Kingman, Arizona store. The person calling was wondering if they could get 800 meals to go.*

*At the time, the nearby Hulalapia Mountains were being ravaged by wildfires and it seems the American Red Cross was desperately trying to get all of the firefighters properly fed. After what we're sure was a moment of shock, the Associate Manager who answered the phone said, "Absolutely," and set to work.*

*Of course, it was too late to call in reinforcements. But the store's Employee Training Coordinator, Becky Gormany, knew the staff was ready. "Boy, did our staff rock... It was awesome to see what can be done when you use teamwork."*

*With just four cooks on hand, the store managed to turn out 16 cases of meatloaf, 8 cases of fried chicken, 400 pounds of mashed potatoes, and 3,200 biscuits and cornbread. All while still cooking regular orders for guests in the restaurant.*

*Later, the firefighters asked the Arizona Bureau of Land Management to work specifically with Cracker Barrel, because Cracker Barrel employees really supported their efforts.*

*And we do. Just as much as we appreciate the efforts of four hardworking cooks, a resourceful trainer, and one pretty special store, out in Kingman, Arizona.*




MENU
Lunch & Dinner
CRACKER BARREL
OLD COUNTRY STORE
Good
Country
Cookin'
MENU
Breakfast
CRACKER BARREL
OLD COUNTRY STORE
Serving
Breakfast
All Day. Every Day.
For Travelers and Neighbors Alike

And 2004 was no different. This year, we were proud to introduce our guests to two brand new menus – one for breakfast, and one for lunch and dinner – that we rolled out system wide after extensive testing in approximately 75 of our locations. While these menus were designed, of course, to help us increase sales, traffic and margins, their new look was based on one of our most basic principles: make life a little easier for our guests. That's why our new menus are less cluttered, feature illustrations of different menu selections, and are easier to read overall, making it simpler for guests to find and order their favorite Cracker Barrel meals.

One important menu change was the addition of our new "Daily Dinner Feature" section where, every day of the week, a different special made with quality ingredients is offered for an attractive price. These seven dinners – which include popular selections like our Turkey n' Dressing, Friday Fish Fry, and hand-breaded Homestyle Chicken – are true, traditional, down-home country favorites that also have proven track records as successful promotional items in our restaurant. Now, they are specially positioned to increase trial and encourage repeat visits by our guests.



Cracker Barrel's Thursday Dinner Feature – Turkey n' Dressing



Of course there's one tradition we'd never change, and that's breakfast. Ever since we opened our doors, we've been serving hearty country breakfasts all day, every day, from open 'til close. And from the beginning we've insisted on using nothing but the highest-quality ingredients we could find. Like fresh Grade A eggs, real butter and 100% pure maple syrup. But even the best traditions can use a little improvement now and then. So, recently, we decided to strengthen the restaurant-to-retail connection of the maple syrup we serve in our restaurant by redesigning the label and bottle to make it a true Cracker Barrel "private label" product that soon will be available to purchase in our retail store.

We realized long ago that our unique combination of restaurant and retail offerings makes Cracker Barrel Old Country Store arguably one of the most differentiated concepts in the industry. Over the course of this past year, we were particularly pleased with the performance of our retail business, which benefited not only from improved merchandise selection and availability, but also from our continued focus on retail operations. In fact, year-over-year sales in our retail stores were up almost 10% for fiscal 2004.



# Always Happy To Lend A Flag.

MIKE KILLEEN

CRACKER BARREL OLD COUNTRY STORE NO. 192

POOLER, GEORGIA

Being away from home is never easy. *Sometimes, though, having a little piece of home with you can make it a whole lot better.*

*That's why, before they shipped out, the National Guard's 165th Airlift Wing was looking for an American flag to carry with them into the Persian Gulf. They decided to stop by the Cracker Barrel store in Pooler, Georgia before heading out to find one.*

*During breakfast, the men noticed that the store had an American flag displayed in a flag stand. With a little bit of encouragement, the Lieutenant Colonel approached Associate Manager Mike Killeen and asked if they could borrow the flag.*

*Without hesitation Mike picked up the flag, presented it to the men, and thanked them for their willingness to serve our country. Lending them the flag was the least he could do – aside from, of course, picking up their check.*

*The next day, as the crew shipped out, one of the pilots popped out of the hatch of their C-130 to wave their new flag before take off.*

*About a year later, the entire 165th Airlift Wing was safely back at home. Along with one well-worn, well-traveled, and well-appreciated American flag.*




The Cracker Barrel Rocker
Boxed Flat And
Ready To Assemble
For $119.99

This year, we re-evaluated many retail items – even well-established ones like Cracker Barrel Rockers. Early on, we realized how much folks enjoyed relaxing in the rockers for sale on our front porch. We also realized how hard it was to fit one in a car. So, this summer, we began offering select styles of Cracker Barrel Rockers boxed flat and ready to assemble, along with our fully assembled rockers. We hoped this might make it a bit easier for folks to be as comfortable in Cracker Barrel Rockers on their front porch as they are on ours. All told, by the end of fiscal 2004, we'd sold over 150,000 rockers.

We also continued our target retail item program, in which we select items to actively promote in our retail store. One of our best efforts came around Valentine's Day when we highlighted HERSHEY'S® Candy Bars, nostalgically packaged just for us. Not only is this a wonderful product from a company with its own strong traditions, the candy bars were displayed near our cashiers – an area of the store that benefits from so-called "impulse purchases," not to mention some smiling faces behind the counter. By the promotion's end, sales neared $700,000, which was over 40% of the approximately $1.5 million in sales for this new product in fiscal 2004.

Today, just like back in 1969, our Cracker Barrel locations are "destinations of choice" for highway travelers. We think that distinction could become even more important as America's Baby Boomers begin to enjoy their active retirements. This is just one reason we've focused on improving the quality of our Country Coach Service for tour bus groups, as well as our RV (Recreational Vehicle) program. In 2004 we received the Good Sam Welcome Mat Award for Best Sit-Down Restaurant – the third year in a row members of this national RV organization have recognized us with such an honor.

We're also proud to announce that our long-established Personal Achievement and Responsibility (PAR) Program went fully online this year. The new eLEARNING*PAR program makes it easier for our hourly employees to learn, improve their skills, and advance in wages, benefits and position. Why is this so exciting? After all, our well-trained and dedicated employees are a major reason consumer surveys have named us "Best In Family Dining" in *Restaurants & Institutions* magazine for 14 consecutive years. And, this year, we were also named Best Overall in Family Dining in our core regions by J.D. Power and Associates in an inaugural survey of guest satisfaction.


Cracker Barrel
Old Country Store
RV
AND
BUS
PARKING

But those were just some of many milestones that we are pleased to look back on in 2004. During this past year, we celebrated our 35th Anniversary with the opening of our 500th location in O'Fallon, Missouri. Impressive as that number may be, we believe we actually have far more to look forward to, and have already established the goal of opening our 1,000th Cracker Barrel location. While that may sound like an aggressive plan, we're confident we can get there through hard work and our continued rigorous site selection process – the kind of process that has allowed us to close a mere nine locations in our entire history, far fewer than any other restaurant concept we know of comparable size or years in business.

Most of all, we'll get there with the help, enthusiasm and dedication of approximately 60,000 valued employees – the people who help Cracker Barrel to carry on the traditions and values that have taken us so far over these past 35 years. And, of course, we can never forget the more than half a million daily guests, neighbors and friends whom we are privileged to welcome to our Cracker Barrel Old Country Store locations for some good country cookin' and plenty of country hospitality.



# On The Road Again And Again.

CHERYL AYERS, LINDA JONES & PEGGY LEMKOWITZ

CRACKER BARREL OLD COUNTRY STORE

300 LOCATIONS, AND COUNTING.

Over the years, *we've opened quite a few Cracker Barrel Old Country Store locations. And, as you might guess, it can be a pretty busy and exciting time. So, to help make things a bit easier, we always like to have a Store Opening Supervisor on hand. Though what they do is anything but easy.*

*For Cheryl Ayers, Linda Jones and Peggy Lemkowitz, this has meant traveling to over 100 stores apiece. And at every one, they've helped our new store managers and employee trainers to hire over 200 employees, to teach these employees what the Cracker Barrel family is all about, and to help get them ready for when the first guests arrive.*

*Cheryl, Linda and Peggy have all seen that deer-in-the-headlights stare come over our new employees' faces as they wonder if they'll ever figure out what's going on. But, just a few short days after opening, they always see that special twinkle – that knowing look that our new employees get when they realize everything really will be OK.*

*So what's the secret to success? Linda says, "Your heart's got to be in it. You have to truly, truly be a team player. And you have to be family." With more than 300 successful store openings to look back upon, we think it's fair to say that Cheryl, Linda and Peggy certainly have one very big, and very lucky, family.*


OPEN







Logan's 9 oz. Sirloin Dinner

Ever since Logan's Roadhouse opened its first restaurant in Lexington, Kentucky in 1991, people have been drawn to the way we combine an everyday steakhouse with a wonderfully rough-around-the-edges roadhouse. Today, Logan's has grown to over 130 locations in 18 states. But, in fiscal 2004, we did some research and took a fresh look at Logan's and the market we're in. What we confirmed is that there should be a lot of room for us to grow. We were also happy to hear something of which we've always been pretty certain: that Logan's is a strong concept, attracting a broad range of guests – whether they're wearing shirts and ties, jeans and boots, or shorts and sandals – for lots of different dining occasions.

So we set out to achieve and maintain our operational excellence by building a strong leadership team that combines some new faces with some Logan's veterans. Then we began work on sharpening our brand appeal. That meant emphasizing our strengths – that Logan's is a kickin' place with lots of toe-tappin' energy, where we always encourage people to be themselves. Whether they're enjoying a bucket of peanuts and tossing the shells on the floor, or settling in with generous portions of downright craveable food at attractive prices.



You can taste it in our new offerings that combine appealing product ideas with plenty of distinctive Logan's flavor. There are San Antonio Chicken Wraps, Carolina Batter-Fried Shrimp and a true Southern Fried Catfish. Items like these were introduced as a part of our successful Stand Alone Menu program which not only helped us to highlight Logan's outstanding food and to continue to build our responsible alcohol and beverage program, but also to increase year-over-year revenues at Logan's by almost 17% in fiscal 2004. Of course, Logan's has long been known for value, and that's what you'll find in meals like our 9 oz. USDA Choice sirloin dinner that comes with a salad, side dish – like a large baked yam or loaded potato – all the fresh-baked yeast rolls and complimentary in-shell peanuts you can eat for just $9.99.

Most of all, we want our guests to feel that Logan's is a place where they can truly be regulars and life-long friends – a local place where we recognize them when they walk through the door, and they recognize us. So we're working on a new prototype that will help guests immediately feel at home. And we'll continue to extend the kind of warm, informal and familiar attitude people have come to expect from our more than 9,000 dedicated Logan's employees.



# No Request Too Big, Or Small.

JEFF DIONNE

LOGAN'S ROADHOUSE

WALKER, MICHIGAN

One winter day, a guest named Robin *and her family were visiting some relatives who decided to bring everybody to one of their favorite restaurants, Logan's Roadhouse, in Walker, Michigan.*

*The group was seated and given menus by their server, Eric DePeel. Before long, another server was at the table talking with Robin's daughter, Ashley. The server was helping Ashley read the menu, seeing what she'd like to eat. Before he left, he made Ashley a deal: if she finished her meal, he'd bring her some ice cream.*

*When Ashley was just about finished, the second server came back and, true to his word, asked if she'd like chocolate on her ice cream. "Yes," Ashley answered. "And M&Ms®!" He said that he'd see what he could do.*

*Soon, Ashley's face was lit up behind a bowl of ice cream topped with hot fudge, and plenty of M&Ms. When Robin asked Eric where the second server was so that she could thank him, Eric said the server was actually the General Manager, Jeff Dionne.*

*Turns out Jeff was getting warm after a quick trip across the snow-covered street to a nearby store where he'd gone for a special package of M&Ms. Seems that night the entire family got a chance to see how sweet Logan's hospitality can be.*



# Selected Financial Data

| | July 30, 2004[c] | August 1, 2003 | August 2, 2002 | August 3, 2001[d][e][f] | July 28, 2000[g] |
|---|---|---|---|---|---|
| | *(Dollars in thousands except per share data) For each of the fiscal years ended* | | | | |
| **SELECTED INCOME STATEMENT DATA:** | | | | | |
| Total revenue | $ 2,380,947 | $ 2,198,182 | $ 2,071,784 | $ 1,967,998 | $ 1,777,119 |
| Net income | 113,262 | 106,529 | 91,789 | 49,181 | 58,998 |
| Net income per share: | | | | | |
| Basic | 2.32 | 2.16 | 1.69 | 0.88 | 1.02 |
| Diluted | 2.25 | 2.09 | 1.64 | 0.87 | 1.02 |
| Dividends paid per share[a] | $ 0.33 | $ 0.02 | $ 0.02 | $ 0.02 | $ 0.01 |
| As Percent of Revenues: | | | | | |
| Cost of goods sold | 33.0% | 32.0% | 32.7% | 33.8% | 34.6% |
| Labor and related expenses | 37.0 | 37.3 | 37.5 | 37.2 | 36.3 |
| Other store operating expenses | 16.9 | 17.2 | 17.0 | 18.2 | 16.8 |
| Store operating income | 13.1 | 13.5 | 12.8 | 10.8 | 12.3 |
| General and administrative expenses | 5.3 | 5.6 | 5.6 | 5.2 | 5.4 |
| Operating income | 7.8 | 7.9 | 7.2 | 4.9 | 6.7 |
| Income before income taxes | 7.4 | 7.5 | 6.9 | 4.3 | 5.3 |
| Memo: Depreciation and amortization | 2.7 | 2.9 | 3.0 | 3.3 | 3.7 |
| **SELECTED BALANCE SHEET DATA:** | | | | | |
| Working capital | $ (43,742) | $ (70,665) | $ (54,245) | $ (37,049) | $ (25,079) |
| Total assets | 1,434,862 | 1,326,323 | 1,263,831 | 1,212,955 | 1,335,101 |
| Long-term debt | 185,138 | 186,730 | 194,476 | 125,000 | 292,000 |
| Other Long-term obligations | 23,925 | 20,303 | 18,044 | 13,839 | 6,226 |
| Shareholders' equity | 880,247 | 794,896 | 782,994 | 846,108 | 828,970 |
| **SELECTED CASH FLOW DATA:** | | | | | |
| Cash provided by operations | $ 200,365 | $ 240,586 | $ 196,277 | $ 147,859 | $ 160,247 |
| Purchase of property and equipment | 144,611 | 120,921 | 96,692 | 91,439 | 138,032 |
| Share repurchases | 69,206 | 166,632 | 216,834 | 36,444 | 21,104 |
| **SELECTED OTHER DATA:** | | | | | |
| Common shares outstanding at end of year | 48,769,368 | 47,872,542 | 50,272,459 | 55,026,846 | 56,668,349 |
| **STORES OPEN AT END OF YEAR:** | | | | | |
| Cracker Barrel | 504 | 480 | 457 | 437 | 426 |
| Logan's company-operated | 107 | 96 | 84 | 75 | 65 |
| Logan's franchised | 20 | 16 | 12 | 8 | 7 |
| Carmine Giardini's | — | — | — | — | 3 |
| **COMPARABLE STORE SALES[b]:** | | | | | |
| Average Unit Annual Sales: | | | | | |
| Cracker Barrel restaurant | $ 3,217 | $ 3,157 | $ 3,150 | $ 3,082 | $ 2,922 |
| Cracker Barrel retail | $ 988 | $ 939 | $ 945 | $ 946 | $ 930 |
| Memo: Cracker Barrel number of stores in comparable base | 445 | 430 | 414 | 376 | 326 |
| Logan's company-operated | $ 3,040 | $ 2,915 | $ 2,959 | $ 3,041 | $ 3,157 |
| Memo: Logan's number of restaurants in comparable base | 83 | 71 | 59 | 40 | 25 |
| Period to period increase (decrease) in comparable store sales: | | | | | |
| Cracker Barrel restaurant | 2.0% | 0.5% | 5.3% | 4.6% | 0.6% |
| Cracker Barrel retail | 5.3% | (0.4)% | 2.3% | 1.1% | (2.3)% |
| Logan's company-operated | 4.8% | 0.0% | 2.4% | (1.1)% | 3.2% |

*(a) On September 25, 2003, the Company's Board of Directors (the "Board") adopted a new policy to consider and pay dividends, if declared, on a quarterly basis, initially declared at $0.11 per share per quarter (an annual equivalent of $0.44 per share). During 2004, the Company paid such dividends of $0.11 per share during the second, third and fourth quarters of 2004. On July 29, 2004, the Board declared another dividend of $0.11 per share payable on September 1, 2004 to shareholders of record on August 9, 2004. Additionally, on September 23, 2004, the Board declared a dividend of $0.12 per share payable on November 1, 2004 to shareholders of record on October 8, 2004. This dividend reflects a 9.1% increase from the previous quarterly dividend.*

*(b) Comparable store sales consist of sales of units open six full quarters at the beginning of the year; and are measured on calendar weeks. Average unit volumes are normalized to 52 weeks for fiscal 2001.*

*(c) Includes charges of $5,210 before taxes, as a result of settlement of certain lawsuits against the Company's Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") subsidiary (see Note 9 to the Company's Consolidated Financial Statements).*

*(d) Includes charges of $33,063 before taxes, principally as a result of exiting the Carmine Giardini's Gourmet Market™ business and closing four Cracker Barrel units and three Logan's Roadhouse® restaurants, as well as an accrual for a settlement proposal for a collective action under the Fair Labor Standards Act, which was later settled as noted in (b) above.*

*(e) The Company's fiscal year ended August 3, 2001 consisted of 53 weeks. As a result, comparisons to fiscal 2002 and fiscal 2000 also reflect the impact of having one more week in fiscal 2001 than in fiscal 2002 and fiscal 2000.*

*(f) Includes a sale-leaseback transaction under which $138,300 of long-term debt was paid down.*

*(g) Includes charges of $8,592 before taxes, principally as a result of management changes and the resulting refocused operating priorities.*

## MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

| | Fiscal Year 2004 | | | Fiscal Year 2003 | | |
|---|---|---|---|---|---|---|
| | Prices | | Dividends | Prices | | Dividends |
| | High | Low | Paid | High | Low | Paid |
| First | $39.02 | $32.25 | — | $27.95 | $19.54 | — |
| Second | 42.07 | 36.61 | $.11 | 32.85 | 22.35 | $.02 |
| Third | 41.24 | 37.09 | .11 | 32.99 | 24.86 | — |
| Fourth | 38.11 | 30.55 | .11 | 39.95 | 31.31 | — |

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. Except for specific historical information, the matters discussed in this Annual Report to Shareholders, as well as the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") for the year ended July 30, 2004, contain forward-looking statements that involve risks, uncertainties and other factors which may cause actual results and performance of the Company to differ materially from those expressed or implied by these statements. All forward-looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "assumptions," "target," "guidance," "outlook," "plans," "projection," "may," "will," "would," "expect," "intend," "estimate," "anticipate," "believe," "potential" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. Factors which could materially affect actual results include, but are not limited to: changes in or implementation of additional governmental or regulatory rules, regulations and interpretations affecting accounting (including, but not limited to, accounting for convertible debt under Emerging Issues Task Force ("EITF") Issue Abstract No. 04-08 of the Financial Accounting Standards Board ("FASB")), tax, wage and hour matters, health and safety, pensions, insurance or other undeterminable areas; the effects of uncertain consumer confidence or general or regional economic weakness on sales and customer travel activity; the ability of the Company to identify, acquire and sell successful new lines of retail merchandise; commodity, workers' compensation, group health and utility price changes; consumer behavior based on concerns over nutritional or safety aspects of the Company's products or restaurant food in general; competitive marketing and operational initiatives; the effects of plans intended to improve operational execution and performance; the actual results of pending or threatened litigation or governmental investigations or charges and the costs and effects of negative publicity associated with these activities; practical or psychological effects of terrorist acts or war and military or government responses; the effects of increased competition at Company locations on sales and on labor recruiting, cost, and retention; the ability of and cost to the Company to recruit, train, and retain qualified restaurant hourly and management employees; disruptions to the Company's restaurant or retail supply chain; changes in foreign exchange rates affecting the Company's future retail inventory purchases; the availability and cost of acceptable sites for development and the Company's ability to identify such sites; changes in generally accepted accounting principles in the United States of America ("GAAP") or changes in capital market conditions that could affect valuations of restaurant companies in general or the Company's goodwill in particular; increases in construction costs; changes in interest rates affecting the Company's financing costs; and other factors described from time to time in the Company's filings with the SEC, press releases, and other communications.

All dollar amounts reported or discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands. References in Management's Discussion and Analysis of Financial Condition and Results of Operations to a year or quarter are to the Company's fiscal year or quarter unless otherwise noted.

### EXECUTIVE OVERVIEW

CBRL Group, Inc. (the "Company," "our" or "we") is a publicly traded (Nasdaq: CBRL) holding company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® ("Cracker Barrel") and Logan's Roadhouse® ("Logan's") restaurant and retail concepts. The Company was organized under the laws of the state of Tennessee in August 1998 and maintains an Internet website at cbrlgroup.com.

We are in the business of delivering excellent guest dining experiences, and we strive to do that in 41 states at a collective total of 611 company-owned units and an additional 20 franchised units as of July 30, 2004. While each restaurant concept offers its own unique atmosphere and an array of distinct menu items, both are equally committed to executing outstanding guest service while focusing on delivery of high quality products at affordable prices. During 2004 we served approximately 206 million meals in Cracker Barrel and approximately 27 million meals in Logan's.

**Restaurant Industry**

Our businesses operate in the full-service segment of the restaurant industry in the United States. The restaurant business is highly competitive with respect to quality, variety and price of the food products offered. The industry is often affected by changes in the taste and eating habits of the public, local and national economic conditions affecting spending habits, and population and traffic patterns. There are many segments within the restaurant industry, which overlap and often provide competition for widely diverse restaurant concepts. Competition also exists in securing prime real estate locations for new restaurants, in hiring qualified employees, in advertising, in the attractiveness of facilities and among competitors with similar menu offerings or convenience.

The restaurant industry has experienced sharp increases in the prices of many key commodities over the last year, and commodity price pressures are expected to continue for various beef, pork, poultry, dairy and egg products. We have developed various initiatives to focus on purchasing of the same or higher quality products more efficiently and at lower costs or to mitigate or manage cost pressures.

Additionally, seasonal aspects also affect the restaurant business. Historically, interstate tourist traffic and the propensity to dine out during the summer months have been much higher, thereby attributing to higher profits in our fourth quarter. While retail sales in Cracker Barrel are almost exclusively to restaurant customers, such sales are strongest in the second quarter, which includes the Christmas holiday shopping season.

**Key Performance Indicators**

Management uses a number of key performance measures to evaluate the Company's operational and financial performance, including the following:

Comparable store sales and traffic consist of sales and number of guests, respectively, of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks. This measure highlights performance of existing stores as the impact of new store openings are excluded.

Percentage of restaurant sales by day-part assists management in identifying the breakdown of sales provided by meals served for breakfast, lunch or dinner. This measure not only provides a financial measure of revenues by type of meal, but also assists operational management in analyzing staffing levels needed throughout the day.

Average check per person is an indicator which management uses to analyze the dollars spent in our stores per guest. This measure aids management in identifying trends in guest preferences as well as the effectiveness of menu price increases and other menu changes.

Turnover rates are considered separately for both hourly turnover and managerial turnover. These indicators help management to anticipate future training needs and costs, as well as helping management to recognize trends in staffing levels that would potentially affect operating performance.

Store operating margins are defined as total revenue less cost of goods sold, labor and other related expenses and other store operating expenses. Management uses this indicator as a primary measure of operating profitability.

**RESULTS OF OPERATIONS**

The following table highlights operating results over the past three years:

| | *Relationship to Total Revenue* | | | *Period to Period Increase (Decrease)* | |
|---|---|---|---|---|---|
| | *2004* | *2003* | *2002* | *2004 vs 2003* | *2003 vs 2002* |
| Total revenue: | 100.0% | 100.0% | 100.0% | 8% | 6% |
| Cost of goods sold | 33.0 | 32.0 | 32.7 | 12 | 4 |
| Gross profit | 67.0 | 68.0 | 67.3 | 7 | 7 |
| Labor and other related expenses | 37.0 | 37.3 | 37.5 | 7 | 5 |
| Other store operating expenses | 16.9 | 17.2 | 17.0 | 7 | 7 |
| Store operating income | 13.1 | 13.5 | 12.8 | 5 | 12 |
| General and administrative | 5.3 | 5.6 | 5.6 | 4 | 6 |
| Operating income | 7.8 | 7.9 | 7.2 | 6 | 17 |
| Interest expense | 0.4 | 0.4 | 0.3 | (5) | 31 |
| Interest income | — | — | — | — | — |
| Income before income taxes | 7.4 | 7.5 | 6.9 | 7 | 16 |
| Provision for income taxes | 2.6 | 2.7 | 2.5 | 8 | 16 |
| Net income | 4.8 | 4.8 | 4.4 | 6 | 16 |

The Company recorded charges of $5,210 before taxes, during the quarter ended July 30, 2004, as a result of a settlement in principle of certain previously reported lawsuits against its Cracker Barrel subsidiary (see Note 9 to the Company's Consolidated Financial Statements). The charge increased general and administrative expense in the Company's Consolidated Statement of Income in both dollars and as a percent of total revenue for the year ended July 30, 2004 by $5,210 and 0.2%, respectively.

**Total Revenue**

The following table highlights the components of total revenue by percentage relationships to total revenue for the past three years:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net sales: | | | |
| Cracker Barrel restaurant | 66.1% | 67.3% | 67.8% |
| Logan's company-operated | 13.4 | 12.4 | 11.6 |
| Total restaurant | 79.5 | 79.7 | 79.4 |
| Cracker Barrel retail | 20.4 | 20.2 | 20.5 |
| Total net sales | 99.9 | 99.9 | 99.9 |
| Franchise fees and royalties | 0.1 | 0.1 | 0.1 |
| Total revenue | 100.0% | 100.0% | 100.0% |

The following table highlights comparable store sales* results over the past two years:

| | Cracker Barrel Period to Period Increase (Decrease) | | Logan's Period to Period Increase | |
|---|---|---|---|---|
| | 2004 vs 2003 (445 Stores) | 2003 vs 2002 (430 Stores) | 2004 vs 2003 (83 Stores) | 2003 vs 2002 (71 Stores) |
| Restaurant | 2.0% | 0.5% | 4.8% | 0.0% |
| Retail | 5.3 | (0.4) | — | — |
| Restaurant & retail | 2.8 | 0.3 | 4.8 | 0.0 |

** Comparable store sales consist of sales of units open six full quarters at the beginning of the year; and are measured on calendar weeks.*

Cracker Barrel comparable store restaurant sales increased 2.0% for 2004 versus 2003. Comparable store restaurant sales increased 0.5% in 2003 versus 2002. The increase in comparable store restaurant sales from 2003 to 2004 was due to an increase in average check of 1.7%, including 1.0% of menu pricing and 0.7% of product mix changes, and an increase in guest traffic of 0.3%.

Cracker Barrel comparable store retail sales increased 5.3% for 2004 versus 2003. Comparable store retail sales decreased 0.4% in 2003 versus 2002. The comparable store retail sales increase from 2003 to 2004 was due to improved merchandise selection with broader appeal and greater variety at lower price points, improved merchandise planning, and retail staff sales training as well as the restaurant guest traffic increase.

In 2004 total net sales (restaurant and retail) in the 445 Cracker Barrel comparable stores averaged $4,206. Restaurant sales were 76.5% of total net sales in the comparable 445 stores in 2004 and 77.1% in 2003.

Logan's comparable store sales increased 4.8% for 2004 versus 2003 at an average of $3,040 per restaurant. Comparable store sales were flat in 2003 versus 2002. The increase in comparable store sales from 2003 to 2004 was due to an increase in guest traffic of 3.1% and an increase in average check of 1.7%. The higher check included 1.1% of menu pricing and 0.6% lower sales deductions for complimentary meals (resulting from focus on execution and less need to resolve guest product and service issues).

Total revenue, which increased 8.3% and 6.1% in 2004 and 2003, respectively, benefited from the opening of 24, 23 and 20 Cracker Barrel stores in 2004, 2003 and 2002, respectively, and the opening of 11, 12 and 9 company-operated and 4, 4 and 4 franchised Logan's restaurants in 2004, 2003 and 2002, respectively. Average unit volumes, based on weeks of operation, were approximately $61.7 per week for Cracker Barrel restaurants in 2004 (compared with $60.9 in 2003 and $60.6 in 2002), $19.1 for Cracker Barrel retail (compared with $18.2 for 2003 and $18.3 for 2002), and $59.5 for Logan's (compared with $57.0 for 2003 and $56.6 for 2002).

**Cost of Goods Sold**

Cost of goods sold as a percentage of total revenue increased in 2004 to 33.0% from 32.0% in 2003. This increase was due to higher commodity costs for beef, butter, bacon and other dairy, including eggs, all of which had high single-digit percentage increases due to unfavorable market conditions. Also affecting cost of goods sold in 2004 was a higher mix of retail sales as a percent of total revenue (retail has a higher product cost than restaurant) and higher markdowns of retail merchandise versus the prior year. Management believes that increases in 2004 were unusual in both magnitude and the breadth of commodities affected. These increases were partially offset by higher menu pricing and higher initial mark-ons of retail merchandise.

Cost of goods sold as a percentage of total revenue decreased in 2003 to 32.0% from 32.7% in 2002. Cracker Barrel has had various focused initiatives aimed at improving cost of product from vendors. This decrease was due to lower commodity costs for orange juice and certain pork and dairy products versus the prior year, higher menu pricing, higher initial mark-ons of retail merchandise, lower retail shrink and in-store damages, a lower mix of retail sales as a percent of total revenue (retail has a higher product cost than restaurant) and improvements in restaurant-level execution. These decreases were offset partially by higher markdowns of retail merchandise and higher commodity costs for beef, eggs and butter versus the prior year.

**Labor and Related Expenses**

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of total revenue were 37.0%, 37.3% and 37.5% in 2004, 2003 and 2002, respectively. The year to year decrease from 2003 to 2004 was due to higher menu pricing, lower hourly labor, including wage rates, and decreased workers' compensation and group health costs offset partially by increases in manager wages and bonuses versus the prior year. The year to year decrease from 2002 to 2003 was due to higher menu pricing, lower hourly labor, including wage rates, decreased compensation under unit-level bonus programs and decreased workers' compensation costs offset partially by increases in manager wages and increased group health costs versus the prior year.

**Other Store Operating Expenses**

Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising, rent, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 16.9%, 17.2% and 17.0% in 2004, 2003 and 2002, respectively. The year to year decrease from 2003 to 2004 was due to lower advertising and depreciation and higher menu pricing versus the prior year offset partially by higher losses on disposition of property and equipment versus the prior year. The increase from 2002 to 2003 was due to higher maintenance versus the prior year offset partially by higher menu pricing versus the prior year.

**General and Administrative Expenses**

General and administrative expenses as a percentage of total revenue were 5.3%, 5.6% and 5.6% in 2004, 2003 and 2002, respectively. The year to year decrease from 2003 to 2004 was due to lower professional fees and the decrease in bonus accruals reflective of lower performance against financial objectives versus the prior year offset partially by the legal settlement discussed earlier. Higher professional fees, higher costs for store manager conferences and higher corporate bonuses reflective of performance improvements in 2003 versus 2002 were offset by higher revenues from menu pricing and new stores in 2003 versus 2002.

**Interest Expense**

Interest expense decreased to $8,444 in 2004 from $8,892 in 2003, which represented an increase from $6,769 in 2002. The year to year decrease from 2003 to 2004 was due to lower average outstanding debt versus the prior year. The increase from 2002 to 2003 resulted from higher average outstanding debt as compared to the prior year offset partially by lower average interest rates as compared to the prior year.

**Provision for Income Taxes**

Provision for income taxes as a percent of income before income taxes was 35.9% for 2004, 35.5% for 2003 and 35.6% for 2002. The reason for the increase in the tax rate from 2003 to 2004 was the expiration of certain federal tax credit legislation on January 1, 2004. The reason for the decrease in the tax rate from 2002 to 2003 was a decrease in effective state tax rates.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

**Interest Rate Risk.** With certain instruments entered into for other than trading purposes, the Company is subject to market risk exposure related to changes in interest rates. As of September 28, 2004, the Company has in place a $300,000 revolving credit facility, which matures February 21, 2008. The facility bears interest, at the Company's election, either at the prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement. At July 30, 2004, the Company had no outstanding borrowings under the Revolving Credit Facility, and the Company's percentage point spread from LIBOR was 1.25%, as it was through all of 2004. The percentage point spread will decrease to 1.0% for the first quarter of 2005 then increase to 1.25% in the second quarter of 2005. The percentage point spread from LIBOR for the third and fourth quarters of 2005 remains to be determined. While changes in the prime rate or LIBOR would affect the cost of funds borrowed in the future, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows would not be material.

**Commodity Price Risk.** Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Four food categories (beef, dairy, including eggs, pork and poultry) account for the largest shares of the Company's food purchases at approximately 18%, 13%, 11% and 10%, respectively. Other categories affected by the commodities markets, such as produce, seafood and coffee, may each account for as much as 9% of the Company's food purchases. While the Company has some of its food items prepared to its specifications, the Company's food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by the Company, the Company believes that there are sufficient other quality suppliers in the marketplace that its sources of supply can be replaced as necessary. The Company also recognizes, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect the Company and its competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously. The Company also enters into supply contracts for certain of its products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, the Company believes it will be able to pass through some or much of the increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins for the Company, as happened in 2004. Some of the Company's purchase contracts are used to hedge commodity prices and may contain features that could be classified as derivative financial instruments under Statement of Financial Accounting Standards ("SFAS") Nos. 133, "Accounting for Derivative Investments and Hedging Activities," 137, "Accounting for Derivative Investments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," and 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities." However, these features that could be classified as derivative financial instruments are exempt from fair value accounting based on the normal purchases exemption.

## LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of the Company's cash flows for the last three years:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net cash provided by operating activities | $200,365 | $240,586 | $196,277 |
| Net cash used in investing activities | (143,666) | (118,953) | (90,879) |
| Net cash used in financing activities | (42,313) | (122,318) | (102,131) |
| Net increase (decrease) in cash and cash equivalents | $ 14,386 | $ (685) | $ 3,267 |

The Company's cash generated from operating activities was $200,365 in 2004. Most of this cash was provided by net income adjusted by depreciation and amortization, the tax benefit realized upon exercise of stock options, accretion on zero coupon contingently convertible senior notes and loss on disposition of property. Increases in deferred income taxes, income taxes payable, other accrued expenses, deferred revenues, other long-term obligations, taxes withheld and accrued and accrued employee benefits and decreases in prepaid expenses were partially offset by decreases in accounts payable and accrued employee compensation and increases in inventories, other assets and receivables.

The Company had negative working capital of $43,742 at July 30, 2004 versus negative working capital of $70,655 at August 1, 2003. In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, the Company is able to, and may from time to time, operate with negative working capital. Restaurant inventories purchased through the Company's principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through letters of credit and wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly, bi-weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

Capital expenditures (purchase of property and equipment) were $144,611, $120,921 and $96,692 in 2004, 2003 and 2002, respectively. Costs of new locations accounted for the majority of these expenditures.

The Company's internally generated cash, along with cash at August 1, 2003, the Company's new operating leases, proceeds from stock option exercises and, for interim periods of time, the Company's available revolver, were sufficient to finance all of its growth, share repurchases and other cash payment obligations in 2004.

In 2002, the Company issued $422,050 (face value at maturity) of Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Notes may require the Company to redeem the Notes on April 3, 2005, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. In addition, each $1 (face value at maturity) Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) if any of the following conditions occur: 1) the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032, with a specified price of $48.21 at July 30, 2004); 2) the Company exercises its option to redeem the Notes; 3) the credit rating of the Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) certain specified corporate events. The accreted conversion price is equal to the issue price of the Note plus accrued original issue discount divided by 10.8584 shares, and was $40.40 per share at July 30, 2004. The Company's closing share price, as reported by Nasdaq, on July 30, 2004 was $33.22. Although the holders of the Notes have the ability to require the Company to repurchase the Notes on April 3, 2005, the Company has classified this debt as long-term due to its intent and ability, in the event of a requirement to repurchase any portion of the Notes by the holders, to refinance this indebtedness on a long-term basis through borrowings under the Revolving Credit Facility. In addition to the many risks and uncertainties listed above, the Company notes a certain specific risk that would have a material impact on future results if it occurred. This risk is the potential effect of a change in accounting rules for convertible debt proposed by the EITF Issue Abstract No. 04-08, that would require the use of "if-converted" accounting for contingently convertible debt regardless of whether the contingency allowing debt holders to convert is met. Under current rules (SFAS No. 128, "Earnings Per Share"), contingently issuable shares should be included as diluted shares outstanding only when the contingency (i.e., when the common stock trades for a specified period of time at or above the specified contingent conversion price, $48.21 as of July 30, 2004) is met. Should the rule change be adopted, the Company would be required, among other things, to include approximately 4.6 million shares in its diluted shares outstanding related to its convertible debt. The likelihood and timing of implementation of the rule change is uncertain. The Company noted that, if implemented, the change would have no economic effect because the terms of the Notes would be unchanged. The Company has not yet determined what response or change in policy, if any, it would make if the new accounting took effect.

On February 21, 2003, the Company entered into a new five-year $300,000 Revolving Credit Facility and terminated its previous $250,000 Revolving Credit Facility, which was set to expire on December 31, 2003. The new facility has substantially the same terms as the prior facility; however, there is a slightly more favorable credit spread grid, as well as certain less restrictive covenants. The new $300,000 revolving credit facility will expire on February 21, 2008. At July 30, 2004, the Company had no outstanding borrowings under the Revolving Credit Facility.

During 2004, the Company's Board of Directors (the "Board") authorized the repurchase of up to 4 million shares of the Company's common stock under two separate repurchase authorizations. The repurchases are to be made from time to time in the open market at prevailing market prices. The Company completed repurchases of 1,769,300 shares of its common stock for a net expenditure of $69,206, or approximately $39.11 per share. The total 2004 share repurchases were made up of the following: 661,300 shares were repurchased under a repurchase authorization previously in effect at the end of fiscal 2003 and 1,108,000 shares were repurchased under the first 2004 repurchase authorization. The Company presently expects to complete the remaining 892,000 shares of the first repurchase authorization and the 2 million shares of the second repurchase authorization during 2005, although there can be no assurance that such repurchases actually will be completed in that period of time. The Company's principal criteria for share repurchases are that they be accretive to net income per share and that they do not unfavorably affect the Company's investment grade debt rating and target capital structure.

During 2004 the Company received proceeds of $50,210 from the exercise of stock options on 2,634,126 shares of its common stock and tax benefit upon exercise of stock options of $12,641.

During the first quarter of 2004, the Board approved a quarterly dividend policy declaring a quarterly dividend of $0.11 per common share (an annual equivalent of $0.44 per share), an increase from an annual dividend of $0.02 paid in 2003. The Company paid such dividends of $0.11 per share during the second, third and fourth quarters of 2004. Additionally, on July 29, 2004, the Board declared another dividend of $0.11 per share payable on September 1, 2004 to shareholders of record on August 9, 2004. Additionally, on September 23, 2004, the Board declared a dividend of $0.12 per share payable on November 1, 2004 to shareholders of record on October 8, 2004. This dividend reflects a 9.1% increase from the previous quarterly dividend.

The Company estimates that its capital expenditures (purchase of property and equipment) for 2005 will be approximately $160,000 to $165,000, most of which will be related to the acquisition of sites and construction of 25 new Cracker Barrel stores and 18 new Logan's restaurants and openings that will occur after 2005.

Management believes that cash at July 30, 2004, along with cash generated from the Company's operating activities, stock option exercises and its available Revolving Credit Facility, will be sufficient to finance its continued operations, its remaining share repurchase authorization, its continued expansion plans and its dividend payments through 2005. At July 30, 2004, the Company had $300,000 available under its Revolving Credit Facility. The Company estimates that it will generate excess cash of approximately $100,000 to $110,000, which it defines as net cash provided by operating activities less cash used for purchase of property and equipment (the most comparable measure under GAAP). The Company intends to use this excess cash along with proceeds from the exercise of stock options in 2005 to apply toward completing its remaining 2,892,000 share repurchase authorization, possible future share repurchase authorizations and dividend payments or other general corporate purposes.

## MATERIAL COMMITMENTS

The Company's contractual cash obligations and commitments as of July 30, 2004, are summarized in the tables below:

| | Payments due by Year | | | | |
|---|---|---|---|---|---|
| | Total | 2005 | 2006-2007 | 2008-2009 | After 2009 |
| Convertible debt | $ 185,138 | — | — | — | $185,138 |
| Revolving credit facility | — | — | — | — | — |
| Long-term Debt[a] | 185,138 | — | — | — | 185,138 |
| Operating leases - excluding billboards | 442,824 | $ 30,156 | $ 59,610 | $59,486 | 293,572 |
| Operating leases for billboards | 39,489 | 20,218 | 19,162 | 109 | — |
| Trade letters of credit | 7,497 | 7,497 | — | — | — |
| Capital leases | 637 | 235 | 359 | 43 | — |
| Purchase obligations[b] | 330,271 | 253,268 | 77,003 | — | — |
| Total contractual cash obligations | $1,005,856 | $311,374 | $156,134 | $59,638 | $478,710 |

| | Amount of Commitment Expirations by Year | | | | |
|---|---|---|---|---|---|
| | Total | 2005 | 2006-2007 | 2008-2009 | After 2009 |
| Revolving credit facility | $300,000 | — | — | $300,000 | — |
| Standby letters of credit | 17,830 | $17,830 | — | — | — |
| Guarantees[c] | 4,473 | 457 | $913 | 913 | $2,190 |
| Total commitments | $322,303 | $18,287 | $913 | $300,913 | $2,190 |

*(a) The convertible debt was issued at a discount representing a yield to maturity of 3.00% per annum. The $185,138 balance is the accreted carrying value of the debt at July 30, 2004. The convertible debt will continue to accrete at 3.00% per annum and if held to maturity on April 2, 2032 the obligation will total $422,050. Additionally, since the Company had no amounts outstanding under its variable rate Revolving Credit Facility as of July 30, 2004 interest is excluded from the contractual cash obligations table.*

*(b) Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that can be cancelled with a penalty through the entire term of the contract. Due to the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.*

*(c) Consists solely of guarantees associated with properties that have been subleased or assigned. The Company is not aware of any non-performance under these arrangements that would result in the Company having to perform in accordance with the terms of those guarantees.*

## CRITICAL ACCOUNTING POLICIES

The Company prepares its Consolidated Financial Statements in conformity with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period (see Note 2 to the Company's Consolidated Financial Statements). Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases its estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following policies to be most critical in understanding the judgments that are involved in preparing its Consolidated Financial Statements.

### IMPAIRMENT OF LONG-LIVED ASSETS AND PROVISION FOR ASSET DISPOSITIONS

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the future cash flows expected to be generated by the asset. If the total expected future cash flows were less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and a loss resulting from impairment is recognized by a charge to earnings.

Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize a material impairment charge. From time to time the Company has decided to exit from or dispose of certain operating units. Typically such decisions are made based on operating performance or strategic considerations and must be made before the actual costs of proceeds of disposition are known, and management must make estimates of these outcomes. Such outcomes could include the sale of a property or leasehold, mitigating costs through a tenant or subtenant, or negotiating a buyout of a remaining lease term. In these instances management evaluates possible outcomes, frequently using outside real estate and legal advice, and records in the financial statements provisions for the effect of such outcomes. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs. In addition, at least annually, the Company assesses the recoverability of goodwill and other intangible assets related to its restaurant concepts with assistance from an outside expert. The impairment tests require the Company to estimate fair values of its restaurant concepts by making assumptions regarding future cash flows and other factors. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If these assumptions change in the future, or if operating performance declines, the Company may be required to record impairment charges for these assets and such charges could be material.

### INSURANCE RESERVES

The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $250 for workers' compensation and general liability insurance prior to 2003, but increased this amount to $500 for 2003 and to $1,000 for certain coverages for 2004 going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. Those reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, "Accounting for Contingencies," the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these insurance programs.

### TAX PROVISION

The Company must make estimates of certain items that comprise its income tax provision. These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work, as well as estimates related to certain depreciation and capitalization policies. These estimates are made based on the best available information at the time of the provision and historical experience. The Company files its income tax returns many months after its year end.

These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. The Company then must assess the likelihood of successful legal proceedings or reach a settlement, either of which could result in material adjustments to the Company's Consolidated Financial Statements and its consolidated financial position. The Internal Revenue Service ("IRS") completed its examination of the Company's federal income tax returns for 1997 through 2001. On August 1, 2002 the Company reached a settlement with the IRS for these tax periods. Adjustments related primarily to temporary or timing differences. The settlement had no material effect on the Company's Consolidated Financial Statements. Additionally, the IRS has examined the Company's federal payroll tax filings for the calendar years ended December 31, 1997 through December 31, 2001. This examination was completed on July 21, 2003 resulting in no adjustment to the payroll taxes originally reported by the Company (see Note 7 to the Company's Consolidated Financial Statements).

### LEGAL PROCEEDINGS

As more fully discussed in Note 9 to the Consolidated Financial Statements, the Company's Cracker Barrel subsidiary, on September 8, 2004, agreed in principle to settle certain litigation alleging violations of the Fair Labor Standards Act as well as allegations of discrimination in employment and public accommodations. The total payment agreed to by Cracker Barrel was $8,720 (including $3,500 accrued in the fourth quarter of 2001), in full satisfaction of all claims, including attorneys' fees and costs. The effects of this charge upon net income and earnings per share in both the fourth quarter of and the entire 2004 year are discussed above.

The Company and its subsidiaries are party to other legal proceedings incidental to their business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

CBRL GROUP, INC.

## Consolidated Balance Sheet

| | July 30, 2004 | August 1, 2003 |
|---|---|---|
| *(In thousands except share data)* | | |
| **ASSETS** | | |
| *Current Assets:* | | |
| Cash and cash equivalents | $ 28,775 | $ 14,389 |
| Receivables | 9,802 | 9,150 |
| Inventories | 141,820 | 136,020 |
| Prepaid expenses | 8,369 | 8,932 |
| Deferred income taxes | 14,274 | 7,568 |
| Total current assets | 203,040 | 176,059 |
| *Property and Equipment:* | | |
| Land | 298,233 | 273,831 |
| Buildings and improvements | 662,682 | 625,541 |
| Buildings under capital leases | 3,289 | 3,289 |
| Restaurant and other equipment | 315,512 | 331,065 |
| Leasehold improvements | 193,859 | 164,937 |
| Construction in progress | 28,739 | 19,268 |
| Total | 1,502,314 | 1,417,931 |
| Less: Accumulated depreciation and amortization of capital leases | 383,741 | 377,616 |
| Property and equipment – net | 1,118,573 | 1,040,315 |
| Goodwill | 92,882 | 92,882 |
| Other Assets | 20,367 | 17,067 |
| Total | $1,434,862 | $1,326,323 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| *Current Liabilities:* | | |
| Accounts payable | $ 53,295 | $ 82,172 |
| Current maturities of long-term debt and other long-term obligations | 189 | 100 |
| Taxes withheld and accrued | 34,539 | 32,103 |
| Income taxes payable | 23,118 | 11,952 |
| Accrued employee compensation | 49,466 | 50,153 |
| Accrued employee benefits | 39,290 | 38,782 |
| Deferred revenues | 19,347 | 15,634 |
| Other accrued expenses | 27,538 | 15,818 |
| Total current liabilities | 246,782 | 246,714 |
| Long-term Debt | 185,138 | 186,730 |
| Other Long-term Obligations | 23,925 | 20,303 |
| Deferred Income Taxes | 98,770 | 77,680 |
| *Commitments and Contingencies (Note 9)* | | |
| Shareholders' Equity: | | |
| Preferred stock – 100,000,000 shares of $.01 par value authorized; no shares issued | — | — |
| Common stock – 400,000,000 shares of $.01 par value authorized; 2004 - 48,769,368 shares issued and outstanding; 2003 – 47,872,542 shares issued and outstanding | 488 | 479 |
| Additional paid-in capital | 13,982 | — |
| Retained earnings | 865,777 | 794,417 |
| Total shareholders' equity | 880,247 | 794,896 |
| Total | $1,434,862 | $1,326,323 |

*See Notes to Consolidated Financial Statements.*

# Consolidated Statement of Income

| | (In thousands except share data) Fiscal years ended | | |
|---|---|---|---|
| | July 30, 2004 | August 1, 2003 | August 2, 2002 |
| Total revenue | $ 2,380,947 | $ 2,198,182 | $ 2,071,784 |
| Cost of goods sold | 785,703 | 703,915 | 677,738 |
| Gross profit | 1,595,244 | 1,494,267 | 1,394,046 |
| Labor & other related expenses | 880,617 | 819,957 | 777,617 |
| Other store operating expenses | 403,002 | 378,343 | 351,977 |
| Store operating income | 311,625 | 295,967 | 264,452 |
| General and administrative | 126,489 | 121,886 | 115,152 |
| Operating income | 185,136 | 174,081 | 149,300 |
| Interest expense | 8,444 | 8,892 | 6,769 |
| Interest income | 5 | 73 | — |
| Income before income taxes | 176,697 | 165,262 | 142,531 |
| Provision for income taxes | 63,435 | 58,733 | 50,742 |
| Net income | $ 113,262 | $ 106,529 | $ 91,789 |
| Net income per share - basic | $ 2.32 | $ 2.16 | $ 1.69 |
| Net income per share - diluted | $ 2.25 | $ 2.09 | $ 1.64 |
| Basic weighted average shares outstanding | 48,877,306 | 49,274,373 | 54,198,845 |
| Diluted weighted average shares outstanding | 50,369,845 | 50,998,339 | 56,090,940 |

*See Notes to Consolidated Financial Statements.*

CBRL GROUP, INC.

# Consolidated Statement of Changes in Shareholders' Equity

*(In thousands except per share data)*

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|
| Balances at August 3, 2001 | $550 | $ 149,073 | $696,485 | $ 846,108 |
| Cash dividends declared – $.02 per share | — | — | (1,163) | (1,163) |
| Exercise of stock options | 29 | 53,074 | — | 53,103 |
| Tax benefit realized upon exercise of stock options | — | 9,991 | — | 9,991 |
| Purchases and retirement of common stock | (76) | (212,138) | (4,620) | (216,834) |
| Net income | — | — | 91,789 | 91,789 |
| Balances at August 2, 2002 | 503 | — | 782,491 | 782,994 |
| Cash dividends declared – $.02 per share | — | — | (1,043) | (1,043) |
| Exercise of stock options | 29 | 59,620 | — | 59,649 |
| Tax benefit realized upon exercise of stock options | — | 13,399 | — | 13,399 |
| Purchases and retirement of common stock | (53) | (73,019) | (93,560) | (166,632) |
| Net income | — | — | 106,529 | 106,529 |
| Balances at August 1, 2003 | 479 | — | 794,417 | 794,896 |
| Cash dividends declared – $.33 per share | — | — | (21,556) | (21,556) |
| Exercise of stock options | 27 | 50,183 | — | 50,210 |
| Tax benefit realized upon exercise of stock options | — | 12,641 | — | 12,641 |
| Purchases and retirement of common stock | (18) | (48,842) | (20,346) | (69,206) |
| Net income | — | — | 113,262 | 113,262 |
| Balances at July 30, 2004 | $488 | $ 13,982 | $865,777 | $ 880,247 |

*See Notes to Consolidated Financial Statements.*

CBRL GROUP, INC.

# Consolidated Statement of Cash Flows

| | *(In thousands)* *Fiscal years ended* July 30, 2004 | August 1, 2003 | August 2, 2002 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 113,262 | $ 106,529 | $ 91,789 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 63,868 | 64,376 | 62,759 |
| Loss (gain) on disposition of property and equipment | 3,334 | 903 | (781) |
| Accretion on zero-coupon contingently convertible senior notes | 5,408 | 5,254 | 1,720 |
| Tax benefit realized upon exercise of stock options | 12,641 | 13,399 | 9,991 |
| Changes in assets and liabilities: | | | |
| Receivables | (652) | (691) | 2,281 |
| Inventories | (5,800) | (11,327) | (8,103) |
| Prepaid expenses | 563 | 2,792 | (2,161) |
| Other assets | (4,863) | (3,136) | (813) |
| Accounts payable | (28,877) | 8,366 | 17,108 |
| Taxes withheld and accrued | 2,436 | 3,422 | (1,153) |
| Income taxes payable | 11,166 | (6,567) | (3,146) |
| Accrued employee compensation | (687) | 6,691 | 7,169 |
| Accrued employee benefits | 508 | 5,361 | 7,871 |
| Deferred revenues | 3,712 | 2,673 | 3,921 |
| Other accrued expenses | 6,356 | 928 | 1,848 |
| Other long-term obligations | 3,606 | 2,359 | 4,232 |
| Deferred income taxes | 14,384 | 39,254 | 1,745 |
| Net cash provided by operating activities | 200,365 | 240,586 | 196,277 |
| Cash flows from investing activities: | | | |
| Purchase of property and equipment | (144,611) | (120,921) | (96,692) |
| Proceeds from sale of property and equipment | 945 | 1,968 | 5,813 |
| Net cash used in investing activities | (143,666) | (118,953) | (90,879) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of long-term debt | 150,000 | 353,200 | 591,756 |
| Proceeds from exercise of stock options | 50,210 | 59,649 | 53,103 |
| Principal payments under long-term debt and other long-term obligations | (157,125) | (366,287) | (524,140) |
| Purchases and retirement of common stock | (69,206) | (166,632) | (216,834) |
| Deferred financing costs | (1) | (1,205) | (4,853) |
| Dividends on common stock | (16,191) | (1,043) | (1,163) |
| Net cash used in financing activities | (42,313) | (122,318) | (102,131) |
| Net increase (decrease) in cash and cash equivalents | 14,386 | (685) | 3,267 |
| Cash and cash equivalents, beginning of year | 14,389 | 15,074 | 11,807 |
| Cash and cash equivalents, end of year | $ 28,775 | $ 14,389 | $ 15,074 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 1,108 | $ 1,604 | $ 4,839 |
| Income taxes | 26,501 | 15,229 | 43,340 |

*See Notes to Consolidated Financial Statements.*

# Notes to Consolidated Financial Statements

*(In thousands except share data)*

## 1 DESCRIPTION OF BUSINESS

CBRL Group, Inc. and its affiliates (collectively, in the Notes, the "Company") are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store® ("Cracker Barrel") restaurant and retail concept and the Logan's Roadhouse® ("Logan's") restaurant concept. Logan's has two non-affiliated area development agreements and accompanying franchise agreements covering development of its concept in all or part of five states. CBRL Group, Inc. Common Stock is traded on The Nasdaq Stock Market (National Market) under the symbol CBRL.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**GAAP** – The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

**Fiscal year** – The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. References in these Notes to a year or quarter are to the Company's fiscal year or quarter unless noted otherwise.

**Principles of consolidation** – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

**Financial instruments** – The fair values of cash and cash equivalents, accounts receivable, and accounts payable as of July 30, 2004, approximate their carrying amounts due to their short duration. The carrying value and fair value of the Company's zero-coupon contingently convertible senior notes (the "Notes") in long-term debt at July 30, 2004 were $185,138 and $194,671, respectively. The fair value of the Notes in long-term debt is determined based on market prices using the average of the bid and ask prices as of July 30, 2004.

**Cash and cash equivalents** – The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

**Inventories** – Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first in, first out (FIFO) method. Approximately 70% of retail inventories are valued using the retail inventory method and the remaining 30% are valued using an average cost method. Valuation provisions are included for retail inventory obsolescence, returns and amortization of certain items.

**Start up costs** – Start-up costs of a new store are expensed when incurred.

**Property and equipment** – Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight line and double declining balance methods over the estimated useful lives of the respective assets, as follows:

| | Years |
|---|---|
| Buildings and improvements | 30-45 |
| Buildings under capital leases | 15-25 |
| Restaurant and other equipment | 3-10 |
| Leasehold improvements | 1-35 |

Depreciation expense was $62,304, $62,552 and $61,883 for 2004, 2003 and 2002, respectively. Accelerated depreciation methods are generally used for income tax purposes.

Capitalized interest was $615, $463 and $364 for 2004, 2003 and 2002, respectively.

Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

***Impairment of long-lived assets*** – The Company evaluates for possible impairment of long-lived assets and certain identifiable intangibles to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets on a location by location basis. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. If applicable, assets held for sale are reported at the lower of carrying amount or fair value less costs to sell.

**Advertising** – The Company expenses the costs of producing advertising the first time the advertising takes place. Net advertising expense was $38,442, $39,782 and $37,423 for 2004, 2003 and 2002, respectively.

**Insurance** – The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $250 for workers' compensation and general liability insurance prior to 2003, but has increased this amount to $500 for 2003 and $1,000 for certain coverages for 2004 going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these insurance programs.

**Goodwill** – Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets from the acquisition of Logan's in 1999. Effective August 4, 2001, the Company elected early adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminated the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If an impairment is indicated, then the implied fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its implied fair value. The Company conducted the initial test of the carrying value of its goodwill, as required by SFAS No. 142, during the second quarter of 2002 and concluded that there was no current indication of impairment to goodwill. The Company performed its annual assessment with assistance from an outside expert in the second quarters of 2003 and 2004, and concluded that there was no current indication of impairment. This annual assessment will be performed in the second quarter of each year. Additionally, an assessment will be performed between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

**Revenue recognition** – The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. Initial fees received from a franchisee to establish a new franchise are recognized as income when the Company has performed all of its obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of that restaurant. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.

**Deferred revenue** – Unredeemed gift certificates and cards represent the Company's only liability related to unearned income and are recorded at their expected redemption value. When gift certificates and cards are redeemed, the Company recognizes revenue and reduces the liability.

**Income taxes** – Employer tax credits for FICA taxes paid on employee tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see Note 7).

**Net income per share** – Basic net income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. The Notes had no effect on diluted shares in 2004, 2003 or 2002, since none of the contingencies that would allow conversion had occurred (see Note 4). Outstanding employee and director stock options and restricted stock issued by the Company represent the only dilutive effects reflected in diluted weighted average shares.

**Comprehensive income** – Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for 2004, 2003 and 2002 is equal to net income as reported.

**Stock-based compensation** – The Company accounts for its stock based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," (see Note 6) and below is providing disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under APB Opinion No. 25, no stock-based compensation cost is reflected in net income for grants of stock options to employees because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant. The reported stock-based compensation expense, net of related tax effects, in the table represents the amortization of restricted stock grants to three executive officers of the Company.

Had the Company used the alternative fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148, the Company's net income and earnings per share for the past three years would have been reduced to the pro-forma amounts illustrated in the following table:

| | *2004* | *2003* | *2002* |
|---|---|---|---|
| Net income – as reported | $113,262 | $106,529 | $ 91,789 |
| Add: Total stock-based employee compensation included in reported net income, net of related tax effects | 74 | 298 | 397 |
| Deduct: Total stock-based compensation expense determined under fair-value based method for all awards, net of tax effects | (10,900) | (11,496) | (12,709) |
| Pro forma, net income | $102,436 | $ 95,331 | $ 79,477 |
| Net income per share: | | | |
| Basic – as reported | $ 2.32 | $ 2.16 | $ 1.69 |
| Basic – pro forma | 2.10 | 1.93 | 1.47 |
| Diluted – as reported | 2.25 | 2.09 | 1.64 |
| Diluted – pro forma | 2.03 | 1.87 | 1.42 |

**Segment reporting** – The Company accounts for its segment in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria established by SFAS No. 131. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 8).

**Derivative instruments and hedging activities** – The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2000 and its subsequent amendments, SFAS Nos. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," and 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," in 2001 and SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," in the fourth quarter of 2003. These statements specify how to report and display derivative instruments and hedging activities. The adoption of these statements did not have a material effect on the Company's Consolidated Financial Statements. During 2004, 2003 and 2002, the Company had no derivative financial instruments that required fair value accounting treatment.

The Company is exposed to market risk, such as changes in interest rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company may enter into various derivative financial instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company reviews these derivative financial instruments on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or use derivative financial instruments for trading purposes. The Company's historical practice has been not to enter into derivative financial instruments.

The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 4, 9 and 11).

Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and generally are unpredictable. Changes in commodity prices would affect the Company and its competitors generally and, depending on terms and duration of supply contracts, sometimes simultaneously. In many cases, the Company believes it will be able to pass through some or much of increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances or judgments about consumer acceptance of price increases may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company as occurred in 2004. Some of the Company's purchase contracts are used to hedge commodity prices and may contain features that could be classified as derivative financial instruments under SFAS Nos. 133, 137, 138 and 149. However, these features that could be classified as derivative financial instruments are exempt from fair value accounting based on the normal purchases exemption.

**Use of estimates** – Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods to prepare these Consolidated Financial Statements in conformity with GAAP. Management believes that such estimates have been based on reasonable and supportable assumptions and that the resulting estimates are reasonable for use in the preparation of the Consolidated Financial Statements. Actual results, however, could differ from those estimates.

**Reclassifications** – Certain reclassifications have been made in the 2002 and 2003 financial statements to conform to the classifications used in 2004. The balance sheet at August 1, 2003 and the cash flow statement for 2003 and 2002 reflect certain reclassifications that increased receivables and decreased prepaid expenses.

## 3 INVENTORIES

Inventories were composed of the following at:

| | *July 30, 2004* | *August 1, 2003* |
|---|---|---|
| Retail | $104,148 | $101,955 |
| Restaurant | 19,800 | 17,091 |
| Supplies | 17,872 | 16,974 |
| Total | $141,820 | $136,020 |

## 4 DEBT

Long-term debt consisted of the following at:

| | July 30, 2004 | August 1, 2003 |
|---|---|---|
| $300,000 Revolving Credit Facility payable on or before February 21, 2008 (rate at 2.36% at August 1, 2003) | $ — | $ 7,000 |
| 3.0% Zero-Coupon Contingently Convertible Senior Notes payable on or before April 2, 2032 | 185,138 | 179,730 |
| Long-term debt | $185,138 | $186,730 |

At July 30, 2004, the Company had no outstanding borrowings under the Revolving Credit Facility, which bears interest, at the Company's election, either at the prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement. At July 30, 2004, the Company's percentage point spread from LIBOR was 1.25% and will decrease to 1.0% for the first quarter of 2005 then increase to 1.25% in the second quarter of 2005. The percentage point spread from LIBOR for the third and fourth quarters of 2005 remains to be determined.

The financial covenants related to the Revolving Credit Facility require that the Company maintain an interest coverage ratio (as defined in the Revolving Credit Facility) of 2.5 to 1.0, a lease adjusted funded debt to total capitalization ratio (as defined in the Revolving Credit Facility) not to exceed 0.5 to 1.0 and a lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense) ratio (as defined in the Revolving Credit Facility) not to exceed 3.0 to 1.0. At July 30, 2004 and August 1, 2003, the Company was in compliance with all of those covenants.

In 2002, the Company issued $422,050 (face value at maturity) of Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Notes may require the Company to redeem the Notes on April 3, 2005, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. Although the holders of the Notes have the ability to require the Company to repurchase the Notes on April 3, 2005, the Company has classified this debt as long-term due to its intent and ability, in the event it were required to repurchase any portion of the Notes, to refinance this indebtedness on a long-term basis through borrowings under the Revolving Credit Facility. In addition, each $1 (face value at maturity) Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) if any of the following conditions occur: 1) the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032, with a specified price of $48.21 at July 30, 2004); 2) the Company exercises its option to redeem the Notes; 3) the credit rating of the Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) certain specified corporate events. The accreted conversion price is equal to the issue price of the Note plus accrued original issue discount divided by 10.8584 shares, and was $40.40 per share at July 30, 2004. The Company's closing share price, as reported by Nasdaq, on July 30, 2004 was $33.22.

All subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the Revolving Credit Facility and the Notes. Each guarantor is, directly or indirectly, a wholly-owned affiliate of the parent company, CBRL Group, Inc., which has no independent assets or operations.

The aggregate maturities of long-term debt subsequent to July 30, 2004 are as follows:

| Year | |
|---|---|
| 2005 | — |
| 2006 | — |
| 2007 | — |
| 2008 | — |
| 2009 | — |
| 2010 and thereafter | $185,138 |
| Total | $185,138 |

## 5 COMMON STOCK

During 2000 two executive officers were granted, respectively, 20,000 and 19,000 restricted shares of the Company's common stock that were to vest over five years. In 2002 one executive officer was granted 48,000 restricted shares of the Company's common stock that were to vest over three years, subject to certain early vesting provisions which did occur and resulted in early vesting at the end of 2003. In 2004, one executive officer was granted 7,500 restricted shares which will vest one-third each year starting three years from the date of the grant. The executive officer granted 19,000 restricted shares in 2000 left the company in 2003 and forfeited 9,500 restricted shares. The Company's compensation expense, net of forfeitures, for these restricted shares was $116, $462 and $616 in 2004, 2003 and 2002, respectively.

## 6 STOCK COMPENSATION PLANS

The Company's employee compensation plans are administered by the Compensation and Stock Option Committee (the "Committee") of the Board. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.

On September 26, 2002, the Board approved the CBRL Group 2002 Omnibus Incentive Compensation Plan ("Omnibus Plan") for all employees and non-employee directors of the Company. That Omnibus Plan was subsequently approved by shareholders at the Company's 2002 Annual Shareholders Meeting. The Omnibus Plan allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company's common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan's purpose. Under the Omnibus Plan, non-employee directors are granted annually on the day of the Annual Shareholders Meeting an option to purchase 5,000 shares of the Company's common stock with an option price per share of at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Additionally, non-employee directors newly elected or appointed between the Annual Shareholders Meeting and July 31 of the next year receive an option to purchase 5,000 shares of the Company's common stock with an option price per share of at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Omnibus Plan become exercisable each year on a cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, expiring ten years from the date of grant and are non-transferable. At July 30, 2004, there were 2,108,515 shares of the Company's common stock reserved for issuance under the Omnibus Plan.

On May 25, 2000, the Board approved the CBRL Group, Inc. 2000 Non-Executive Stock Option Plan ("Employee Plan") for employees who are not officers or directors of the Company. The Employee Plan allows the Committee to grant options to purchase an aggregate of 4,750,000 shares of the Company's common stock. The option price per share under the Employee Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Employee Plan become exercisable each year on a cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, to expire ten years from the date of grant and are non-transferable. At July 30, 2004, there were 159,428 shares of the Company's common stock reserved for issuance under the Employee Plan.

The Company also has an Amended and Restated Stock Option Plan (the "Plan") that originally allowed the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock. At July 30, 2004, there were 1,519,603 shares of the Company's common stock reserved for issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Plan generally have been exercisable each year on a cumulative basis at a rate of 33% of the total number of shares covered by the option beginning one year from the date of grant, expire ten years from the date of grant and are non-transferable. Beginning in 2000, a long-term incentive award was granted to certain officers, which included stock options. The options granted under this award would vest at the end of five years after the grant (subject to earlier vesting upon accomplishments of specified Company performance goals) and are non-transferable. As of August 1, 2003, options to purchase 261,826 shares of the Company's common stock vested early and options to purchase 255,050 shares vested on July 30, 2004 under the long-term incentive award. The options have a six-month life following confirmation of vesting by the Committee.

In 1989, the Board adopted the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors ("Directors Plan"). The stock options were granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant and expire one year from the retirement of the director from the Board. An aggregate of 1,518,750 shares of the Company's common stock were authorized by the Company's shareholders under this plan. Due to the overall plan limit, no shares have been granted under this plan since 1994.

A summary of the status of the Company's stock option plans for 2004, 2003 and 2002, and changes during those years follows:

| *(Shares in thousands)* | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| *Fixed Options* | *Shares* | *Weighted-Average Price* | *Shares* | *Weighted-Average Price* | *Shares* | *Weighted-Average Price* |
| Outstanding at beginning of year | 7,599 | $20.73 | 9,504 | $20.23 | 10,504 | $19.77 |
| Granted | 1,146 | 38.35 | 1,907 | 23.85 | 2,506 | 20.13 |
| Exercised | (2,634) | 19.68 | (2,922) | 20.90 | (2,869) | 18.67 |
| Forfeited or canceled | (294) | 23.76 | (890) | 21.54 | (637) | 19.33 |
| Outstanding at end of year | 5,817 | 24.52 | 7,599 | 20.73 | 9,504 | 20.23 |
| Options exercisable at year-end | 3,011 | 20.62 | 3,696 | 20.69 | 5,148 | 22.58 |
| Weighted-average fair value per share of options granted during the year | | $14.14 | | $10.20 | | $ 9.46 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002:

| *(Shares in thousands)* | *2004* | *2003* | *2002* |
|---|---|---|---|
| Dividend yield range | 0.1% - 1.4% | 0.1% | 0.1% |
| Expected volatility range | 22% - 42% | 41% - 45% | 43% |
| Risk-free interest rate range | 1.3% - 4.0% | 2.2% - 3.8% | 4.0% - 4.9% |
| Expected lives (in years) | 1 - 8 | 5 - 8 | 6 |

Expected volatility has been measured based on an average of past daily fluctuations in the share price of the Company's common stock.

The following table summarizes information about fixed stock options outstanding at July 30, 2004:

| *(Shares in thousands)* | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| *Range of Exercise Prices* | *Number Outstanding at 7/30/04* | *Weighted-Average Remaining Contractual Life* | *Weighted-Average Exercise Price* | *Number Exercisable at 7/30/04* | *Weighted-Average Exercise Price* |
| $ 5.09 - 10.00 | 38 | 1.93 | $ 7.63 | 38 | $ 7.63 |
| 10.01 - 20.00 | 1,186 | 5.50 | 14.94 | 1,186 | 14.94 |
| 20.01 - 30.00 | 3,181 | 6.45 | 22.83 | 1,495 | 23.38 |
| 30.01 - 40.00 | 970 | 7.37 | 35.28 | 292 | 31.28 |
| 40.01 - 41.25 | 442 | 9.32 | 40.26 | — | — |
| $ 5.09 - 41.25 | 5,817 | 5.89 | 24.52 | 3,011 | 20.62 |

The Company recognizes a tax deduction, subject to certain limitations imposed by the Internal Revenue Code, upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock on the date the option is exercised. These tax benefits, when realized, are credited to additional paid-in capital.

## 7 INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax liability consisted of the following at:

| | *July 30, 2004* | *August 1, 2003* |
|---|---|---|
| Deferred tax assets: | | |
| Financial accruals without economic performance | $24,818 | $20,252 |
| Other | 3,637 | 8,284 |
| Deferred tax assets | 28,455 | 28,536 |
| Deferred tax liabilities: | | |
| Excess tax depreciation over book | 89,627 | 72,846 |
| Other | 23,324 | 25,802 |
| Deferred tax liabilities | 112,950 | 98,648 |
| Net deferred tax liability | $84,496 | $70,112 |

The Company provided no valuation allowance against deferred tax assets recorded as of July 30, 2004 and August 1, 2003, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes for each of the three years were as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current: | | | |
| Federal | $44,758 | $17,985 | $45,955 |
| State | 4,293 | 1,494 | 3,042 |
| Deferred | 14,384 | 39,254 | 1,745 |
| Total income tax provision | $63,435 | $58,733 | $50,742 |

A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Provision computed at federal statutory income tax rate | $61,844 | $57,842 | $49,886 |
| State and local income taxes, net of federal benefit | 5,598 | 4,410 | 4,635 |
| Employer tax credits for FICA taxes paid on employee tip income | (4,781) | (4,323) | (3,875) |
| Other – net | 774 | 800 | 69 |
| Total income tax provision | $63,435 | $58,733 | $50,742 |

The Internal Revenue Service ("IRS") has completed its examinations of the Company's federal income tax returns for 1997 through 2001. Additionally, the IRS has completed its examinations of the Company's federal payroll tax filings for the calendar years ended December 31, 1997 through December 31, 2001.

## 8 SEGMENT INFORMATION

Cracker Barrel units represent a single, integrated operation with two related and substantially integrated product lines. The operating expenses of the restaurant and retail product lines of a Cracker Barrel unit are shared and are indistinguishable in many respects. Likewise, Logan's units are restaurant operations with investment criteria and economic and operating characteristics similar to those of Cracker Barrel. The chief operating decision makers regularly evaluate the Cracker Barrel and Logan's restaurant and retail components in determining how to allocate resources and in assessing performance. Accordingly, the Company manages its business on the basis of one reportable operating segment. All of the Company's operations are located within the United States. The following data are presented in accordance with SFAS No. 131 for all periods presented.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net sales in company-owned stores: | | | |
| Restaurant | $1,892,487 | $1,753,361 | $1,645,696 |
| Retail | 486,433 | 443,397 | 424,949 |
| Total net sales | 2,378,920 | 2,196,758 | 2,070,645 |
| Franchise fees and royalties | 2,027 | 1,424 | 1,139 |
| Total revenue | $2,380,947 | $2,198,182 | $2,071,784 |

## 9 COMMITMENTS AND CONTINGENCIES

On September 8, 2004, Cracker Barrel agreed in principle to settle certain litigation alleging violations of the Fair Labor Standards Act as well as allegations of discrimination in employment and public accommodations. The total payment agreed by Cracker Barrel was $8,720 (including $3,500 accrued in 2001), in full satisfaction of all claims, including attorneys' fees and costs.

The Company and its subsidiaries are parties to other legal proceedings incidental to its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

The Company makes trade commitments in the course of its normal operations. As of July 30, 2004 the Company was contingently liable for approximately $7,497 under outstanding trade letters of credit issued in connection with purchase commitments. These letters of credit have terms of three months or less and are used to collateralize obligations to third parties for the purchase of a portion of the Company's imported retail inventories. Additionally, the Company was contingently liable pursuant to standby letters of credit as credit guarantees to insurers. As of July 30, 2004, the Company had $17,830 of standby letters of credit related to workers' compensation and commercial general liability insurance. All standby letters of credit are renewable annually.

The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. The operating lease has a remaining life of approximately 9.2 years with annual lease payments of $361. The Company's performance is required only if the assignee fails to perform the obligations as lessee. At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the accompanying consolidated financial statements for amounts to be paid as a result of non-performance by the assignee.

The Company also is secondarily liable for lease payments under the terms of another operating lease that has been sublet to a third party more than one year ago. The operating lease has a remaining life of approximately 12.2 years with annual lease payments of $96. The Company's performance is required only if the sublessee fails to perform the obligations as lessee. The Company has a liability of $447 in the accompanying consolidated financial statements for estimated amounts to be paid in case of non-performance by the sublessee.

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.

As of July 30, 2004, the Company operated 141 Cracker Barrel stores and 51 Logan's Roadhouse restaurants from leased facilities and also leased certain land and advertising billboards (see Note 11). These leases have been classified as either capital or operating leases. The interest rates for capital leases vary from 5% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for percentage lease payments based upon sales volume in excess of specified minimum levels.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of July 30, 2004:

| Year | |
|---|---|
| 2005 | $235 |
| 2006 | 235 |
| 2007 | 124 |
| 2008 | 43 |
| 2009 | — |
| Total minimum lease payments | 637 |
| Less amount representing interest | 81 |
| Present value of minimum lease payments | 556 |
| Less current portion | 189 |
| Long-term portion of capital lease obligations | $367 |

The following is a schedule by year of the future minimum rental payments required under non-cancelable operating leases, excluding leases for advertising billboards, as of July 30, 2004:

| Year | |
|---|---|
| 2005 | $ 30,156 |
| 2006 | 29,856 |
| 2007 | 29,754 |
| 2008 | 29,798 |
| 2009 | 29,688 |
| Later years | 293,572 |
| Total | $442,824 |

The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of July 30, 2004:

| Year | |
|---|---|
| 2005 | $ 20,218 |
| 2006 | 13,604 |
| 2007 | 5,558 |
| 2008 | 109 |
| Total | $ 39,489 |

Rent expense under operating leases, excluding leases for advertising billboards, for each of the three years was:

| | Minimum | Contingent | Total |
|---|---|---|---|
| 2004 | $30,962 | $852 | $31,814 |
| 2003 | 28,881 | 753 | 29,634 |
| 2002 | 26,158 | 776 | 26,934 |

Rent expense under operating leases for billboards for each of the three years was:

| | Minimum | Contingent | Total |
|---|---|---|---|
| 2004 | $23,042 | — | $23,042 |
| 2003 | 22,811 | — | 22,811 |
| 2002 | 21,442 | — | 21,442 |

## 10 EMPLOYEE SAVINGS PLANS

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan.

The Company also sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. Contributions under both Plan I and Plan II may be invested in various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. The Company matches 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment. In 2004, 2003, and 2002, the Company contributed approximately $1,321, $1,524 and $1,609, respectively, under Plan I and approximately $345, $280 and $203, respectively, under Plan II. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets of $12,479 is included in other assets and the liability to Plan II participants of $12,479 is included in other long-term obligations. Company contributions under Plan I and Plan II are recorded as other store operating expenses.

## 11 SALE-LEASEBACK

On July 31, 2000, Cracker Barrel completed a sale-leaseback transaction involving 65 of its owned units. Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138,325 and were leased back for an initial term of 21 years. Equipment was not included. The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units. At July 30, 2004 and August 1, 2003, the Company was in compliance with all those covenants. Net rent expense during the initial term is $14,963 annually, and the assets sold and leased back previously had depreciation expense of approximately $2,707 annually. The gain on the sale is being amortized over the initial lease term of 21 years.

## 12 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2004 and 2003 are summarized as follows:

| | *1st Quarter* | *2nd Quarter* | *3rd Quarter* | *4th Quarter** |
|---|---|---|---|---|
| 2004 | | | | |
| Total revenue | $576,365 | $612,801 | $584,282 | $607,499 |
| Gross profit | 390,465 | 399,274 | 393,564 | 411,941 |
| Income before income taxes | 43,794 | 45,381 | 40,845 | 46,677 |
| Net income | 28,160 | 29,001 | 26,182 | 29,919 |
| Net income per share – basic | .59 | .59 | .53 | .61 |
| Net income per share – diluted | .56 | .57 | .52 | .60 |
| 2003 | | | | |
| Total revenue | $527,539 | $563,119 | $527,189 | $580,335 |
| Gross profit | 361,574 | 373,007 | 361,811 | 397,875 |
| Income before income taxes | 35,635 | 38,181 | 36,277 | 55,169 |
| Net income | 22,985 | 24,626 | 23,399 | 35,519 |
| Net income per share – basic | .46 | .50 | .48 | .74 |
| Net income per share – diluted | .45 | .48 | .46 | .70 |

** The Company recorded charges of $5,210 before taxes during the quarter ended July 30, 2004, as a result of a settlement in principle of certain previously reported lawsuits against its Cracker Barrel subsidiary (see Note 9).*

**TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CBRL GROUP, INC.:**

We have audited the accompanying consolidated balance sheets of CBRL Group, Inc. and subsidiaries (the "Company") as of July 30, 2004 and August 1, 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended July 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 30, 2004 and August 1, 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Nashville, Tennessee
September 23, 2004

**CORPORATE OFFICES**

CBRL Group, Inc.
P.O. Box 787
305 Hartmann Drive
Lebanon, Tennessee 37088-0787
Phone 615-443-9869
cbrlgroup.com

**TRANSFER AGENT**

SunTrust Bank
Corporate Trust Department
58 Edgewood Avenue
Atlanta, Georgia 30303
Phone 800-568-3476

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Deloitte & Touche LLP, Nashville, Tennessee

**GENERAL COUNSEL**

James F. Blackstock, Senior Vice President, General Counsel and Secretary, Corporate Offices

**10-K REPORT**

A copy of the CBRL Group, Inc. Form 10-K Annual Report for Fiscal 2004 filed with the Securities and Exchange Commission, may be obtained without charge through our Internet website, located at cbrlgroup.com and (without exhibits) by writing to the Company, attention: Investor Relations. If requested in writing, exhibits to the Form 10-K Annual Report are available for a reasonable fee.

**ANNUAL MEETING**

The annual meeting of shareholders will be held at 10:00 a.m. Tuesday, November 23, 2004, at the Cracker Barrel Old Country Store offices on Hartmann Drive, Lebanon, Tennessee. There were 14,128 shareholders of record as of September 24, 2004.

**DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN**

CBRL Group, Inc. offers shareholders a Dividend Reinvestment and Common Stock Purchase Plan. If you would like to receive a Prospectus, Enrollment Card and Cash Investment Transmittal Card describing the various features of the Plan or if you have any questions regarding the Plan, please call SunTrust Bank at 800-568-3476.

# Corporate Officers

### CBRL GROUP, INC.

Dan W. Evins
*Chairman of the Board*

Michael A. Woodhouse
*President and Chief Executive Officer*

James F. Blackstock
*Senior Vice President/General Counsel and Secretary*

Norman J. Hill
*Senior Vice President/Human Resources*

Lawrence E. White
*Senior Vice President/Finance and Chief Financial Officer*

Bruce C. Cotton
*Vice President/Government Relations*

Patrick A. Scruggs
*Vice President/Accounting and Tax and Chief Accounting Officer*

### CRACKER BARREL OLD COUNTRY STORE, INC.

Donald M. Turner
*President and Chief Operating Officer*

David L. Gilbert
*Chief Administrative Officer*

Cyril J. Taylor
*Executive Vice President*

Michael D. Adkins
*Divisional Vice President/Restaurant Operations*

Douglas E. Barber
*Divisional Vice President/Restaurant Operations*

Terry A. Maxwell
*Divisional Vice President/Retail Operations*

Brently G. Baxter
*Vice President/Controller*

P. Doug Couvillion
*Vice President/Finance*

Nelson P. Griffin
*Vice President/Purchasing and Distribution*

Mattie H. Hankins
*Vice President/Financial Operations*

Robert J. Harig
*Senior Vice President/Human Resources*

Steve L. Heckle
*Vice President/Risk Management*

Debra K. Kidwell
*Vice President/Merchandising*

Timothy W. Mullen
*Vice President/Information Services*

Carol L. Norman
*Vice President/General Merchandise Manager*

Thomas R. Pate
*Vice President/Management Training and Development*

Mark W. Tanzer
*Vice President/Product Development*

Christopher A. Tomasso
*Vice President/Marketing*

Michael J. Zylstra
*Vice President/General Counsel and Secretary*

Charlie E. Austin
*Regional Vice President/Restaurant Operations*

Lisa P. Christman
*Regional Vice President/Retail Operations*

Kathleen A. Dilley
*Regional Vice President/Restaurant Operations*

Alvin M. Dozier
*Regional Vice President/Restaurant Operations*

Nicholas V. Flanagan
*Regional Vice President/Restaurant Operations*

Kristie S. Fumagalli
*Regional Vice President/Retail Operations*

Cecilia S. Gibson
*Regional Vice President/Retail Operations*

Douglas R. Goolsby
*Regional Vice President/Restaurant Operations*

Anthony P. Guadagno
*Regional Vice President/Restaurant Operations*

Sandra K. Hayes
*Regional Vice President/Retail Operations*

Patricia Lewis
*Regional Vice President/Retail Operations*

H. Stacey Monteleone
*Regional Vice President/Retail Operations*

Laura E. Murchison
*Regional Vice President/Retail Operations*

Ron Phillips
*Regional Vice President/Restaurant Operations*

Beth J. Quinn
*Regional Vice President/Retail Operations*

Michelle R. Scott-Ramirez
*Regional Vice President/Retail Operations*

David R. Swartling
*Regional Vice President/Restaurant Operations*

Stanley T. Warner
*Regional Vice President/Restaurant Operations*

### LOGAN'S ROADHOUSE, INC.

G. Thomas Vogel
*President and Chief Operating Officer*

John F. Lush
*Senior Vice President/Operations*

Amy L. Bertauski
*Vice President/Controller*

Jeffery S. Campbell
*Vice President/Human Resources*

Scott E. Dever
*Vice President/Information Services*

Robert R. Effner
*Vice President/Concept Development*

James B. Kuehnhold
*Regional Vice President/Operations*

Paul S. Pendleton
*Regional Vice President/Operations*

Steven M. Wilson
*Regional Vice President/Operations*

# Directors

James D. Carreker[b][c]
*Chairman and Chief Executive Officer, The Bombay Company, Inc. (retail company)*

Robert V. Dale, Retired[a][b][c][d]

Dan W. Evins[a][e]
*Chairman of the Board, CBRL Group, Inc.*

Robert C. Hilton[b][d]
*President, Autumn Capital (private investment firm)*

Charles E. Jones, Jr.[a][d][e]
*President, Corporate Communications, Incorporated (investor relations firm)*

B.F. Lowery[a][e]
*Attorney at Law*

Martha M. Mitchell[a][d][e]
*Senior Partner, Fleishman-Hillard, Inc. (public relations firm)*

Andrea M. Weiss[c][e]
*President and Chief Executive Officer, Retail Consulting, LLC*

Jimmie D. White, Retired[b][c]

Michael A. Woodhouse[a]
*President and Chief Executive Officer, CBRL Group, Inc.*

[a] *Member of Executive Committee*
[b] *Member of Audit Committee*
[c] *Member of Compensation and Stock Option Committee*
[d] *Member of Nominating and Corporate Governance Committee*
[e] *Member of Public Responsibility Committee*

Abigail Shamika Nicole Jeff Kristin Theresa Brittny Bonnie Shannon Brady Gigi Teresa Greg Jennifer James Amy Tracey M
Sherry Warren Janiece Julie Amanullah Tommy Alison Keta Latoya Anne Marie Brandon Nicki Saneki Donald Jenelle Mi
Kelly Greg Mark Sheila David Paul Rhonda Pauline Kristen Robert Nicole Evelyn Stacy Frances Tabitha Susan Teresa V
Thomas Jason Valerie James Gregory Kristina Karen Micky Virginia Karen Terrence Greg Deborah Charles Chris Kimb
Misty Timothy Steven Eileen Garfield Carl Quiozell Mel Anthony Richard Princess Beverly Rebecca Nelson Tara Rip Wi
Sanford Joseph Nicole Jean Nicholas Brent Steven Garret Claire Nancy Jon Shane Jeffery Cathy Adam Tammie Lynette D
Lorraine Sharon Chris Penny Marianne Matthew Lisa Veronica Antoinette Melinda Genevieve Dennis Lonna Pamela
Johnny Deborah Shawnee Donald Geri Pattie Jennifer Jeannie Donna Ernest Earl Kevin Anthony Don Mohammad
Mona Robert Gary Jerry Kylene Sandra Kristin Tammy Edith Sid James Mickie Ella Wanda Bobbi Douglas Megan S
Deborah Linda Janelle Nicole Zeb Gloria Jowaner Tresa Susan Sherry James Lindsey Harold Jacqueline Edward Patricia Ro
Gary Joe Scott Virginia Teresa Melissa Karen Robert Earl Rozanne Jean Trisha Lisa Alixon Victor Brian Megan Christina Fr
Andy Christine Jermerne Nicolas Geoff Beth Steven Cindy Valerie Kevin Misty Michael Erin Amy Rachel Mary Marie Paul Ric
Shannon Tina Stacey Eunique Heather Stacy Beverly David Lance Bryan Keithan Bradley Jerri Jeffrey Gwendolyn James A
Tyronne Christine Jonathan Scott Melissa Daniel Dennis Al Candie Doug Jennifer Sherry Sarah Clay Jacqueline Tony Na
Tommy Robyn Jennifer Deirdre Nancy Barb Biran Linda Chris Amanda Susan Jessie Matt Michelle Barbara Serrina Janis R
Wendy Danielle Nichole Josh Donna Kimberly Sharrae Aaron Edric Kendra Todd Lakeesha Faye Makia Lauren Sean
Angela Debra Beth Noah Nancy Robert Susan Kayla Deanna Ciara Jenny Kalyn Dana Vic
Denise Morgan Candis Edgar Janice Lindsay Yvetta Angel Brandon Omar Patrick Am
Jennifer Beka Lonnie Graclynn Melanie Buffie Tomeka Laura Will Rosa Marla Mary Ann S
Daven Nathalia Gwyneth Kenny Deterria Brian Josh Jessica Julie Wendy Franco Tracy Jacqu
Joe Christopher Crystal Terry Stanislav Melissa Bryan Willie Deborah Cortney Virginia
Robin Robert Juliar Melissa Katrina Liz Leslie Jennifer Emanuel Glynda Gina Dustin D


CBRL
GROUP, INC.
PO Box 787, Lebanon, TN 37088-0787

Deborah Troy Craig Bernie Amanuallah Mary Angela Michelle Elizabeth Hollie Alex Yvonne Trudy Bobby Harold Dor
Cheri Steven Joe Darlette Holly Margaret Julian Jamie Grace Sarah Philip Todd Tiffany Misty Adela Amber Teresa R
Eduardo Melody Robert Melody Jean Ashley George Nicholas Susan Anne Trevor Shannon Steve Carissa Leah Candice
Opal Karolyn Jan Christina Elizabeth Constance Cesar Bruce Yvonne Veronica Daniel Constance Bruce Patricia Ni
Matthew Diane James Yelena Olivia Nicole James Bill Gina Marie Esther Angel Nicholas Danyelle Erika Joan Jessica C
William Darren Samantha Melissa Jenne Joseph April Timothy Walter Thomas Theresa Tanya Jermaine Norma Michael M
Lynn Carlos Robin Melissa Elizabeth Bonnie Jeana Anne Patricia Kristie Jannifer Arain Jessica Tonya Patsy Laura Kelley
Dolores Omar Nicole Joyce Cheryl Travis Jo Anda Nicolette Jeremy Jeff Valerie Melanie Joshua Craig Bernardo Vicente P
Nathaniel Clay Heather Bernadette Mickey Thomas Darlene Nicolas Cheryl John Norma Jim Joy Roger Pedro Mist
Chequita Rebecca Leeann Laura Benjamin Kerrie Kelli Jeffery Daymon Chris Dominique Jarod Zaria Charles Jason J
Gordon Bessie Jackie Tracy Rodrick Matthew Danielle Kelly Olga Valerie Fuzell Monique Marilyn Jerry Carlos Cedric Br
Victor Susan Raquel Melba Lisa Laura Sarah Amber Kimberly Melinda Amanda Shellie Lindsay Frankie Cynthia Carlo
Loretta Merissa Keisha Cindy Daniel Vera Vennessa Tony Jeff James Richard Joy Jillian Chica Tina Sarah Nicholas Kerry
Anita Troy Terry Robert Nancy Julia Jessica Frank Earl Anaiat Diantha Lori Chelsey Mildred John Craig Rhonda Scott R
Leslie Barbara Julie Eric Diane Dane Anita Catherine Meredith Roderick Denise Carol Tracie Kay Tony Tiffany Heathe
Stacie Marcus Kathleen John Nathan Rachel Phyllis Michelle Lauren Kellie Joni Amber Amanda Tabatha Kristina Joel
Annie Christy Angela Lindsey Lauren Latasha Kristen Shannon Britney Stephanie Omar Joshua Noelle Sully Step
Shannon Ricardo Matt Alisha Lindsey Eileen Kathryn Candee Byron Morgan Whitney Todd Tammy Kyla Joshua Christ
Tiffani Leslie Dawn Charity Aurora Ralph Mary Ann Heather Robin Bonnie Karen Francesca Esau Patricia Sharon Le
Cami Eunique Donna Tammie Deanna Wavelene Randy Stephen Patrick Okie Margie Natlie Tony Danielle Vanessa Mi
Kara Judy Jennifer Giselle Charlotte Stephen Shari Lindsey Linda Brandy Kacey Janson Chyla Shawna Rachel Janson Chr
Sherry Jessica Jason Steven Carol Lane Glen Adam Kathi Annie Barbara Greg Lynette Garret Gordon Sherry Winnie
Nathalia Darrin Layne Theresa Betty Chrisandra Renitra Scarlett Mark Max Josephine Vicki Amanda Shellie Lisa Amy N
Jennifer Lesley Dorothy Donald Denise Carol Gary Annie Veronica Angela Brady Stephanie Roxanna Rhonda Nick W